Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
As submitted to the Securities and Exchange Commission on August 18, 2017
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

INNOVATIVE INDUSTRIAL PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

11440 West Bernardo Court, Suite 220
San Diego, California 92127
(858) 997-3332
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Paul E. Smithers
President and Chief Executive Officer
INNOVATIVE INDUSTRIAL PROPERTIES, INC.
11440 West Bernardo Court, Suite 220
San Diego, California 92127
(858) 997-3332
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
With copies to:
Carolyn Long, Esq. Curt Creely, Esq. FOLEY & LARDNER LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 Tel: (813) 229-2300 Fax: (813) 221-4210	Kerry E. Johnson, Esq. DLA PIPER LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020 Tel: (212) 335-4500 Fax: (212) 335-4501
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑ Emerging growth company ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share	$	[•]	$	[•]
Common Stock, par value $0.001 per share		(3)		(3)

(1)
Estimated in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes additional shares of Series A Cumulative Redeemable Preferred Stock that the underwriters have the option to purchase. See “Underwriting.”

(2)
The Registrant previously filed a Registration Statement on Form S-11 (File No. 333-214148) on October 17, 2016 and paid a filing fee of  $23,325 (the “IPO Registration Statement”). The Company did not sell $134,250,000 of the securities registered pursuant to the IPO Registration Statement. Pursuant to Rule 457(p) under the Securities Act, this registration fee is partially offset by $13,639, the remaining amount available from the previously paid registration fee related to the unsold securities that were registered pursuant to the IPO Registration Statement. The remaining balance of the registration fee, $[•], has been paid in connection with this offering.

(3)
Represents the maximum number of shares of common stock issuable upon conversion of the Series A Cumulative Redeemable Preferred Stock as described in the prospectus. In accordance with Rule 457(i) under the Securities Act, no registration fee is required because the registrant will not receive any separate consideration for the common stock issuable upon such conversion.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.
Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
SUBJECT TO COMPLETION, DATED AUGUST 18, 2017
PROSPECTUS
Shares
     % Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)
We are offering      shares of our   % Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”).
We will pay cumulative cash dividends on the Series A Preferred Stock, from the date of original issue, at a rate of        % per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of  $      per share). Dividends on the Series A Preferred Stock will be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing on January 16, 2018. The Series A Preferred Stock will rank senior to our common stock, $0.001 par value per share, with respect to dividend rights and rights upon our liquidation, dissolution or winding up.
Generally, we are not permitted to redeem the Series A Preferred Stock prior to            , 2022, except in limited circumstances relating to our ability to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes or pursuant to the special optional redemption provision upon a Change of Control/Delisting (as defined herein). On or after            , 2022, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid dividends on such Series A Preferred Stock to, but not including, the redemption date. If we provided or provide notice of our election to redeem the Series A Preferred Stock, the holders of the Series A Preferred Stock will not be permitted to exercise the conversion right described below.
Upon the occurrence of a Change of Control/Delisting, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control/Delisting occurred, by paying $25.00 per share, plus an amount equal to all accrued but unpaid dividends to, but not including, the redemption date, in cash. In addition, upon the occurrence of a Change of Control/Delisting, each holder of Series A Preferred Stock will have the right to convert some or all of such holder’s shares of Series A Preferred Stock into shares of common stock as described herein under “Description of Series A Preferred Stock — Conversion Right Upon a Change of Control/Delisting,” unless, prior to the Change of Control/Delisting Conversion Date (as defined herein), we have provided or provide notice of our election to redeem the Series A Preferred Stock as described herein.
The Series A Preferred Stock has no stated maturity and is not subject to mandatory redemption or any sinking fund. Holders of shares of the Series A Preferred Stock will generally have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances.
We are organized and we intend to elect, and to operate our business so as to qualify and to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2017. To assist us in qualifying as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including the Series A Preferred Stock. See “Description of Series A Preferred Stock — Restrictions on Ownership and Transfer” and “Description of Securities — Restrictions on Ownership and Transfer” in this prospectus.
Currently no market exists for the Series A Preferred Stock. We plan to file an application to list the Series A Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “IIPRPrA.” If the application is approved, trading of the Series A Preferred Stock is expected to commence within 30 days after the date of initial issuance of the Series A Preferred Stock.
The Series A Preferred Stock has not been rated. Investing in the Series A Preferred Stock involves a high degree of risk, including risks associated with investing in non-rated securities. You should purchase the Series A Preferred Stock only if you can afford a complete loss of your investment. You should carefully read and consider “Risk Factors” beginning on page 10 of this prospectus, in our most recent Annual Report on Form 10-K and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of the risks that should be considered in connection with your investment in the Series A Preferred Stock.
	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters may also purchase up to an additional                shares of the Series A Preferred Stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments, if any.
The underwriters expect to deliver the Series A Preferred Stock through the facilities of The Depositary Trust Company on or about            , 2017, which is the fifth business day following the pricing of this offering.
Ladenburg Thalmann
The date of this prospectus is            , 2017.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
You should rely only on the information contained in or incorporated by reference into this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized any dealer, salesperson or other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell shares of the Series A Preferred Stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.
i

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
FORWARD-LOOKING STATEMENTS
The statements contained or incorporated by reference in this prospectus that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations and anticipated market and regulatory conditions, our strategic direction, demographics, results of operations, plans and objectives are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
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use of proceeds of this offering;

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our business and investment strategy;

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our projected operating results;

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actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

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availability of suitable investment opportunities in the medical-use cannabis industry;

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concentration of our portfolio of assets and limited number of tenants;

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our understanding of our competition and our potential tenants’ alternative financing sources;

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the estimated growth in the medical-use cannabis market;

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the demand for medical-use cannabis cultivation and processing facilities;

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the expected medical-use or adult-use cannabis legalization in certain states;

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shifts in public opinion regarding medical-use cannabis;

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the state of the U.S. economy generally or in specific geographic areas;

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economic trends and economic recoveries;

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our ability to access equity or debt capital;

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financing rates for our target assets;

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our expected leverage;

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changes in the values of our assets;

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our expected portfolio of assets;

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our expected investments;

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interest rate mismatches between our target assets and our borrowings used to fund such investments;

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changes in interest rates and the market value of our target assets;

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rates of default on leases for our target assets;

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the degree to which any interest rate or other hedging strategies may or may not protect us from interest rate volatility;

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•
impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

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our ability to qualify as a REIT and, once qualified, maintain our qualification as a REIT for U.S. federal income tax purposes;

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our ability to maintain our exemption from registration under the Investment Company Act of 1940;

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availability of qualified personnel;

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and market trends in our industry, interest rates, real estate values, the securities markets or the general economy.

Any forward-looking statement made by us speaks only of the date on which we make it. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Stockholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus and any documents incorporated by reference.
Market data and industry forecasts and projections used in this prospectus and documents incorporated by reference have been obtained from independent industry sources. Forecasts, projections and other forward-looking information obtained from such sources are subject to similar qualifications and uncertainties as other forward-looking statements in this prospectus and documents incorporated by reference.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
INCORPORATION BY REFERENCE
The Securities and Exchange Commission (the “SEC”), allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):
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our Annual Report on Form 10-K for the period from June 15, 2016 (date of incorporation) through December 31, 2016, filed with the SEC on March 23, 2017;

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our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed with the SEC on May 11, 2017 and August 10, 2017, respectively;

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the information specifically incorporated by reference into our Annual Report on Form 10-K for the period from June 15, 2016 (date of incorporation) through December 31, 2016 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2017;

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our Current Reports on Form 8-K filed with the SEC on January 3, 2017, January 24, 2017, January 27, 2017, May 4, 2017 (excluding Item 7.01 and exhibit 99.1 of Item 9.01), May 25, 2017, May 30, 2017, as amended on August 2, 2017 (excluding Item 7.01 and exhibit 99.1 of Item 9.01), June 8, 2017 and July 3, 2017; and

•
the description of our common stock, which is contained in the registration statement on Form 8-A filed on November 17, 2016.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to Innovative Industrial Properties, Inc., Attn: Secretary, 11440 West Bernardo Court, Suite 220, San Diego, California 92127. You should not assume that the information contained or incorporated by reference into this prospectus or any free writing prospectus is accurate as of any date other than the dates specified on those respective documents.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
PROSPECTUS SUMMARY
This is only a summary and does not contain all of the information that you should consider before investing in shares of the Series A Preferred Stock. You should read the entire prospectus and the documents incorporated by reference herein, including the section entitled “Risk Factors” herein, in our most recent Annual Report on Form 10-K and our subsequently filed Quarterly Reports on Form 10-Q, as well as our financial statements and related notes incorporated by reference herein, before deciding to invest in shares of the Series A Preferred Stock.
Unless indicated otherwise, the information included in this prospectus assumes no exercise of the underwriters’ option to purchase up to       additional shares of the Series A Preferred Stock to cover overallotments, if any.
Unless the context otherwise requires or indicates, references in this prospectus to “we,” “us,” “our,” and “our company” refer to Innovative Industrial Properties, Inc., a Maryland corporation, together with its subsidiaries, includingIIP Operating Partnership, LP, a Delaware limited partnership (our “Operating Partnership”), of which we are the sole general partner and through which we conduct our business.
Our Company
We are a self-advised Maryland corporation focused on the acquisition, ownership and management of specialized industrial properties leased to experienced, state-licensed operators for their regulated medical-use cannabis facilities. We have acquired and intend to continue to acquire our properties through sale-leaseback transactions and third-party purchases. We lease and expect to continue to lease our properties on a triple-net lease basis, where the tenant is responsible for all aspects of and costs related to the property and its operation during the lease term, including structural repairs, maintenance, taxes and insurance.
We were incorporated in Maryland on June 15, 2016, and we intend to elect and to operate our business so as to qualify to be taxed as a REIT for U.S. federal income tax purposes, beginning with our taxable year ending December 31, 2017. We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT structure, in which our properties are owned by our Operating Partnership, directly or through subsidiaries. We are the sole general partner of our Operating Partnership and own, directly or through a subsidiary, 100% of the limited partnership interests in our Operating Partnership. As of June 30, 2017, we had six full-time employees.
Our co-founder and executive chairman, Alan D. Gold, is a 30-year veteran of the real estate industry, and our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management, finance and capital markets.
We completed our initial public offering on December 5, 2016, issuing an aggregate of 3,350,000 shares of common stock and receiving approximately $61.1 million of net proceeds, after deducting underwriting discounts and commissions and expenses of the offering.
Our Properties
Acquired Properties
As of June 30, 2017, we owned two properties described in more detail below.
On December 19, 2016, we completed the acquisition of a 127,000 square foot industrial property located in New York (the “New York Property”), which we purchased from PharmaCann LLC (“PharmaCann”) for approximately $30.1 million (including approximately $75,000 in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with PharmaCann, as tenant for use as a medical cannabis cultivation facility. PharmaCann is responsible for paying all structural repairs, maintenance expenses, insurance and taxes related to the New York Property. The lease term is 15 years, with two options to extend the term of the lease for two additional five-year periods. The initial base rent of the PharmaCann lease is approximately $319,580 per month, subject to annual increases at a rate based on the higher of  (i) 4% or (ii) 75% of the consumer price

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index. The lease also provides that we receive a property management fee equal to 1.5% of the then-current base rent throughout the term, and supplemental base rent for the first five years of the term of the lease at a rate of  $105,477 per month. Together, the annualized initial base rent, property management fee and supplemental base rent equate to approximately 17% of the purchase price of the New York Property.
On May 26, 2017, we purchased an industrial property located in Maryland (the “Maryland Property”), which is currently under development and expected to comprise approximately 72,000 square feet upon completion. The initial purchase price was $8.2 million (including approximately $185,000 in transaction costs), with an additional $3.0 million payable to the seller upon completion of certain development milestones and an additional $4.0 million payable to the tenant as reimbursement for certain tenant improvements. Concurrent with the closing of the purchase of the Maryland Property, we entered into a triple-net lease agreement with Holistic Industries, LLC (“Holistic”) for use as a medical cannabis cultivation facility. We also agreed to separately fund a rent reserve equal to $1.9 million by August 26, 2017, which will be drawn down each month (starting on August 26, 2017) to pay the base rent and property management fee until depleted. The initial term of the lease is 16 years, with three options to extend the term of the lease for three additional five-year periods. The initial annualized base rent, after a three month rent abatement period, is subject to the rent reserve and is expected to be 15% of the sum of the initial purchase price (excluding transaction costs), the additional seller reimbursement and the reimbursed tenant improvements, with 3.25% annual escalations for the initial term of the lease. Holistic is also responsible for paying us a 1.5% property management fee of the then-existing base rent under the lease throughout the initial term. Holistic has an option to purchase the property upon a qualifying termination event or at the end of the initial lease term and subject to certain conditions, at the option purchase price that is the greater of fair market value or a 7.5% capitalization rate derived from market rental rates for industrial properties in the relevant competitive market. On August 1, 2017, we paid the additional $3.0 million to the seller upon the seller’s completion of the development milestones at the Maryland Property.
Acquisition Pipeline
As of August 17, 2017, our senior management team has identified and is in various stages of reviewing approximately $100 million of additional potential properties for acquisition, which amount is estimated based on the sellers’ asking prices for the properties, preliminary discussions with sellers or our internal assessment of the values of such properties after taking into account the current and expected annualized lease revenue, operating history, age and condition of the property and other relevant factors. We have entered into five non-binding letters of intent with respect to five properties, comprising approximately $51 million of these potential acquisitions. Our letters of intent provide that the purchase and sale of the property will only occur pursuant to a definitive and binding purchase and sale agreement between the parties, if any. Neither we nor the potential seller has any obligation to negotiate further or pursue a transaction. The letters of intent set forth only general terms, the majority of which are subject to further negotiation and revision. The purchase prices remain subject to our completion of due diligence, which we have not yet commenced. There can be no assurance that we will consummate the acquisition of any of the properties in our current acquisition pipeline on the terms anticipated, or at all. Any definitive purchase and sale agreement would need to address numerous conditions to closing, including obtaining third-party consents and approvals that are beyond our control and due diligence, including receipt of satisfactory engineering, environmental, survey and title reports. Accordingly, we have concluded that the acquisition of the properties subject to non-binding letters of intent are not currently “probable.”
Our Tenants
PharmaCann, the tenant for our New York Property, is a start-up business licensed by the state of New York to operate a medical-use cannabis cultivation and processing facility, and has operated such facility at the property since June 2016, when construction of the facility was substantially completed. As of June 30, 2017, PharmaCann operated two cultivation and processing facilities and four registered medical-use cannabis dispensaries in Illinois, and one cultivation and processing facility and four registered medical-use cannabis dispensaries in New York. As a start-up business, PharmaCann has not been profitable. During

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2017, we expect that PharmaCann will continue to incur losses as its expenses increase in connection with the expansion of PharmaCann’s operations. We expect that PharmaCann will make rent payments to us from proceeds from the sale of the New York Property to us or cash on hand, and not funds from operations.
The tenant of our Maryland Property, Holistic, is a start-up business that has not yet commenced operations, and has experienced losses since its inception in July 2015. As such, Holistic’s business will heavily depend on sufficient capital and human resources to successfully launch operations, the establishment of Maryland’s regulatory framework and the growth and development of the Maryland medical-use cannabis market. In addition, lawsuits have been filed and are pending regarding the process employed by the Maryland Medical Cannabis Commission (“MMCC”) in awarding the medical-use cannabis cultivation licenses, which contest, among other things, the MMCC’s inclusion of geographic diversity as a determinant of the grower applicant rankings; the MMCC’s determinations based on a failure of the MMCC to adequately consider ethnic and racial diversity; and MMCC’s determination to disqualify an applicant due to a clerical error. If Holistic is unable to maintain its license to grow medical-use cannabis as a result of this litigation or otherwise, Holistic may be unable to meet its rent and other obligations under its lease with us at the Maryland property.
We expect that we will continue to have single tenants occupy our properties pursuant to triple-net lease arrangements in general and, therefore, the success of our investments will be materially dependent on the financial stability of these tenants. We expect that most of our tenants will be start-up businesses that have little or no revenue and, at least initially, will make rent payments to us from the sale proceeds of a sale-leaseback transaction with us or cash on hand. We expect to evaluate the credit quality of our tenants and any guarantors on an ongoing basis by reviewing, where available, the publicly filed financial reports, press releases and other publicly available industry information regarding our tenants and any guarantors. In addition, we will monitor the payment history data for all of our tenants and, in some instances, we intend to monitor our tenants by periodically conducting site visits and meeting with the tenants to discuss their operations. In many instances, we will generally not be entitled to financial results or other credit-related data from our tenants.
Summary Risk Factors
An investment in shares of our Series A Preferred Stock involves a high degree of risk. Before investing in our Series A Preferred Stock, you should consider carefully the risks discussed below and under the section entitled “Risk Factors” beginning on page 10 of this prospectus, the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q together with the other information contained in this prospectus and incorporated by reference herein. If any of these risks were to occur, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our Series A Preferred Stock could decline, and you may lose some or all of your investment. Some of the more significant risks relating to our business and an investment in our shares of Series A Preferred Stock include:
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Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

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New laws that are adverse to the business of our tenants may be enacted, and current favorable state or local laws relating to cultivation and production of medical-use cannabis may be modified or eliminated in the future.

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Our growth depends on external sources of capital, which may not be available on favorable terms or at all. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation and production of medical-use cannabis. If this source of funding is unavailable to us, our growth may be limited and our levered return on the properties we purchase may be lower.

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Our tenants for the New York Property and Maryland Property are start-up businesses and we expect that most of our tenants will be start-up businesses, which may be unable to pay rent with funds from operations or at all.

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Our real estate portfolio will be concentrated in a limited number of properties suitable for cultivation and production of medical-use cannabis, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to re-lease a property upon tenant defaults or early lease terminations.

Corporate Information
For a complete discussion of our business and operations, see our Annual Report on Form 10-K for the period from June 15, 2016 (date of incorporation) through December 31, 2016 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus.
Our principal executive offices are located at 11440 West Bernardo Court, Suite 220, San Diego, CA 92127. Our telephone number is (858) 997-3332. Our website is www.innovativeindustrialproperties.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Confidential treatment requested by the registrant for its submission of this draft registration
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THE OFFERING
The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of Series A Preferred Stock” in this prospectus.
Issuer
Innovative Industrial Properties, Inc. a Maryland corporation.
Securities Offered
            shares of    % Series A Cumulative Redeemable Preferred Stock (or       shares if the underwriters’ over-allotment option is exercised in full). We reserve the right to reopen this series and issue additional shares of Series A Preferred Stock either through public or private sales at any time and from time to time.
Ranking
The Series A Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:
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senior to all classes or series of our common stock, and to any other class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock;

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on parity with any future class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock, none of which exists on the date hereof; and

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junior to any other class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock, none of which exists on the date hereof.

Dividends
Holders of the Series A Preferred Stock will be entitled to receive cumulative cash dividends on the Series A Preferred Stock at a rate of    % per annum of the $25.00 per share liquidation preference (equivalent to the fixed annual rate of  $      per share). Dividends on the Series A Preferred Stock will be payable quarterly in arrears on or about the 15th day of each January, April, July and October of each year (or if not a business day, on the next succeeding business day). The first dividend on the Series A Preferred Stock is scheduled to be paid on January 16, 2018 and will be a pro rata dividend from and including the original issue date to and including January 14, 2018, in the amount of $      per share. Any dividend payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized and declared. Accrued dividends on the Series A Preferred Stock will not bear interest.
Liquidation Preference
If we liquidate, dissolve or wind up, holders of shares of the Series A Preferred Stock will have the right to receive $25.00 per share of the Series A Preferred Stock, plus an amount per share equal to all accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment, before any distribution or payment is made to holders of our common stock and any other class or series of capital stock ranking junior to the Series A Preferred Stock as to rights upon our liquidation, dissolution or winding up.

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No Maturity, Sinking Fund or Mandatory Redemption
The Series A Preferred Stock has no stated maturity date and is not subject to mandatory redemption or any sinking fund. We are not required to set apart funds to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem the shares at our option or, under circumstances where the holders of the Series A Preferred Stock have a conversion right, such holders decide to convert the Series A Preferred Stock into our common stock.
Optional Redemption
We may not redeem the Series A Preferred Stock prior to            , 2022, except in limited circumstances relating to maintaining our qualification as a REIT, as described in “Description of Series A Preferred Stock — Optional Redemption” in this prospectus and pursuant to the special optional redemption provision described below and in “Description of Series A Preferred Stock — Special Optional Redemption” in this prospectus. On and after            , 2022, we may, at our option, upon not fewer than 30 and not more than 60 days’ written notice, redeem the Series A Preferred Stock in whole or in part, at any time or from time to time, for cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared), if any, to, but not including, the redemption date, without interest. Any partial redemption will be on a pro rata basis.
Special Optional Redemption
Upon the occurrence of a Change of Control/Delisting (as defined below), we may, at our option, redeem the Series A Preferred Stock in whole or in part within 120 days after the first date on which such Change of Control/Delisting occurred, solely in cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid dividends, if any, to, but not including, the redemption date. If, prior to the Change of Control/Delisting Conversion Date (as hereinafter defined), we have provided or provide notice of our election to redeem the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), the holders of Series A Preferred Stock will not be permitted to exercise the Change of Control/Delisting Conversion Right described below with respect to the shares of Series A Preferred Stock subject to such notice.
A “Change of Control/Delisting” is when, after the original issuance of the Series A Preferred Stock, any of the following has occurred and is continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of our company entitling that person to exercise more than 50% of the total voting power of all stock of our

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company entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•
following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”) representing such securities) listed on the NYSE, the NYSE American LLC (“NYSE American”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Conversion Right Upon a Change of Control/Delisting
Upon the occurrence of a Change of Control/Delisting, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to convert some or all of such holder’s shares of Series A Preferred Stock (the “Change of Control/Delisting Conversion Right”) on the Change of Control/Delisting Conversion Date into a number of shares of common stock per share of Series A Preferred Stock to be converted, equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of  (x) the liquidation preference amount of  $25.00 per share of Series A Preferred Stock, plus (y) the amount of any accrued but unpaid dividends (whether or not declared) to, but not including, the Change of Control/Delisting Conversion Date (unless the Change of Control/Delisting Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued but unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as hereinafter defined); and

•
      (the “Share Cap”), subject to certain adjustments;

and subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.
If, prior to the Change of Control/Delisting Conversion Date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control/Delisting or our optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock in connection with the Change of Control/Delisting Conversion Right and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control/Delisting Conversion Date.

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For definitions of  “Change of Control/Delisting Conversion Date” and “Common Stock Price,” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control/Delisting Conversion Date, see “Description of Series A Preferred Stock — Conversion Right Upon a Change of Control/Delisting.”
Except as provided above in connection with a Change of Control/Delisting, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.
Limited Voting Rights
Holders of shares of the Series A Preferred Stock will generally have no voting rights. However, if dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, the number of directors on our board of directors will automatically be increased by two, and holders of shares of the Series A Preferred Stock, voting separately as a single class with the holders of all other classes or series of our preferred stock ranking on parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (the “Parity Preferred Stock”), will be entitled to vote, at a special meeting called upon the written request of the holders of at least 10% of such stock or at our next annual meeting and at each subsequent annual meeting of stockholders, for the election of two additional directors to serve on our board of directors (the “Preferred Directors”) until all unpaid dividends with respect to the Series A Preferred Stock and the Parity Preferred Stock have been paid or declared and a sum sufficient for the payment thereof set apart for payment.
In addition, the affirmative vote or consent of the holders of at least two-thirds of the shares outstanding at the time of the Series A Preferred Stock, and the Parity Preferred Stock (voting together as a single class), is required for us to authorize or issue any class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, senior to the Series A Preferred Stock or to amend any provision of our charter so as to materially and adversely affect the terms of the Series A Preferred Stock. Among other things, we may, without the vote of the holders of the Series A Preferred Stock and the Parity Preferred Stock, issue additional shares of Series A Preferred Stock or Parity Preferred Stock.
NYSE Listing
We intend to apply to list the Series A Preferred Stock on the NYSE under the symbol “IIPRPrA.” If the application is approved, trading of the Series A Preferred Stock is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock. The underwriters have advised us that they intend to make a market in the Series A Preferred Stock prior to the commencement of any trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Preferred Stock.

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Restrictions on Ownership
and Transfer
To assist us in maintaining our qualification as a REIT for federal income tax purposes, among other purposes, we impose restrictions on the ownership and transfer of our capital stock. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended (the “Code”), either (1) more than 9.8% in value of our outstanding shares of capital stock, or (2) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock. In addition, the articles supplementary establishing the Series A Preferred Stock will provide that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Series A Preferred Stock. See “Description of Series A Preferred Stock — Restrictions on Ownership and Transfer” and “Description of Securities — Restrictions on Ownership and Transfer” in this prospectus.
Use of Proceeds
We estimate that the net proceeds from the sale of the Series A Preferred Stock we will receive from this offering will be approximately $      million (or approximately $       million if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts of approximately $          million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full) and estimated offering expenses of approximately $      payable by us. We will contribute the net proceeds of this offering to our Operating Partnership as an additional capital contribution.
Our Operating Partnership intends to use the net proceeds from this offering to invest in specialized industrial real estate assets that support the regulated medical-use cannabis cultivation and processing industry that are consistent with our investment strategy, and for general corporate purposes. See “Use of Proceeds.”
Transfer Agent and Registrar
The transfer agent and registrar for the Series A Preferred Stock is Computershare, Inc.
Tax Consequences
Certain material federal income tax considerations of purchasing, owning and disposing of Series A Preferred Stock are summarized in “Material U.S. Federal Income Tax Considerations” on page  50 of this prospectus.
Risk Factors
Investing in the Series A Preferred Stock involves various risks. Before making a decision to invest in the Series A Preferred Stock, you should read carefully and consider the matters discussed under the caption entitled “Risk Factors” beginning on page 10 of this prospectus, included in our most recent Annual Report on Form 10-K and in our subsequently filed Quarterly Reports on Form 10-Q.
Settlement
Delivery of the shares of Series A Preferred Stock will be made against payment therefor on or about            , 2017, which is the fifth business day following the pricing of this offering.

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RISK FACTORS
An investment in shares of the Series A Preferred Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, subsequently filed Quarterly Reports on Form 10-Q, together with the other information contained in this prospectus or in the documents incorporated by reference. If any of these risks were to occur, our business, prospects, financial condition, liquidity, and results of operations and our ability to make distributions to our stockholders and achieve our goals could be materially and adversely affected, the value of the Series A Preferred Stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus and in the documents incorporated by reference, including statements in the risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”
Risks Related to This Offering
We intend to use the net proceeds from this offering to invest in specialized industrial real estate assets that support the regulated medical-use cannabis cultivation and processing industry that are consistent with our investment strategy, and for general corporate purposes, but this offering is not conditioned upon the closing of pending property investments and we will have broad discretion to determine alternative uses of proceeds.
As described under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to invest in specialized industrial real estate assets that support the regulated medical-use cannabis cultivation and processing industry that are consistent with our investment strategy, and for general corporate purposes. However, this offering will not be conditioned upon the closing of definitive agreements to acquire or invest in any properties. We will have broad discretion in the application of the net proceeds from this offering, and holders of the Series A Preferred Stock will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and result in investments that are not accretive to our results from operations.
Dividend payments on the Series A Preferred Stock are not guaranteed.
Although dividends on the Series A Preferred Stock are cumulative, our board of directors must approve the actual payment of the distributions. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accrued distributions. Our board of directors could do so for any reason, and may be prohibited from doing so in the following instances:
•
poor historical or projected cash flows;

•
the need to make payments on our indebtedness;

•
concluding that payment of distributions on the Series A Preferred Stock would cause us to breach the terms of any indebtedness or other instrument or agreement; or

•
determining that the payment of distributions would violate applicable law regarding unlawful distributions to stockholders.

The Series A Preferred Stock is a new issuance with no stated maturity date and does not have an established trading market, which, among other factors, may negatively affect its market value and your ability to transfer or sell your shares.
The Series A Preferred Stock is a new issue of securities with no established trading market. In addition, since the Series A Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We intend to apply to list the Series A Preferred Stock on the NYSE under the symbol “IIPRPrA”, but there can be no assurance that the NYSE will accept the Series A Preferred Stock for listing. Even if the application is approved, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last and transaction costs could be high, in which case the trading price of the shares could be adversely affected and your ability to transfer or

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sell your shares of Series A Preferred Stock will be limited. If an active trading market does develop on the NYSE, the Series A Preferred Stock may trade at prices lower than the initial offering price. The trading price of the Series A Preferred Stock will depend on many factors, including:
•
prevailing interest rates;

•
the market for similar securities;

•
general economic and financial market conditions;

•
our issuance of debt or preferred equity securities; and

•
our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in the shares of the Series A Preferred Stock, but they are not obligated to do so, and even if they do, may discontinue market-making at any time without notice.
The Series A Preferred Stock is subordinate to our future debt, and your interests could be diluted by the issuance of additional preferred stock, including the issuance of additional shares of Series A Preferred Stock, and by other transactions.
We may incur significant debt in the future. The Series A Preferred Stock would be subordinate to all of our future debt and liabilities and those of our subsidiaries. Our future debt may include restrictions on our ability to pay dividends to preferred stockholders in the event of a default under the debt facilities or under other circumstances.
Our charter currently authorizes the issuance of up to 50,000,000 shares of preferred stock in one or more classes or series, and as of the date of this prospectus, we have not issued any shares of preferred stock. The issuance of preferred stock on parity with or senior to the Series A Preferred Stock would dilute the interests of the holders of shares of Series A Preferred Stock, and any issuance of preferred stock senior to the Series A Preferred Stock or of indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Stock. We may issue preferred stock on parity with the Series A Preferred Stock without the consent of the holders of the Series A Preferred Stock. Other than the conversion right afforded to holders of Series A Preferred Stock upon a Change of Control/Delisting, none of the provisions relating to the Series A Preferred Stock relate to or limit our indebtedness or afford the holders of shares of Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of shares of Series A Preferred Stock.
The Change of Control/Delisting conversion feature of the Series A Preferred Stock may not adequately compensate you and may make it more difficult for a third party to take over our company or discourage a third party from taking over our company.
Upon the occurrence of a Change of Control/Delisting, holders of the Series A Preferred Stock will have the right (unless, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to convert some or all of their Series A Preferred Stock into shares of our common stock (or equivalent value of alternative consideration). See “Description of Series A Preferred Stock — Conversion Right Upon a Change of Control/Delisting.” Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $      (which is   % of the per-share closing sale price of our common stock reported on the NYSE on            , 2017), subject to adjustment, the holders will receive a maximum of        shares of our common stock per share of Series A Preferred Stock, which may result in a holder receiving a value that is less than the liquidation preference of the Series A Preferred Stock.
In addition, the Change of Control/Delisting conversion feature of the Series A Preferred Stock may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that stockholders may otherwise believe is in their best interests.

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Market interest rates and other factors may have an effect on the value of the Series A Preferred Stock.
One of the factors that will influence the price of the Series A Preferred Stock will be the dividend yield on the Series A Preferred Stock (as a percentage of the price of the Series A Preferred Stock, as applicable) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series A Preferred Stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of the Series A Preferred Stock to decrease.
Holders of the Series A Preferred Stock will be subject to inflation risk.
Inflation is the reduction in the purchasing power of money resulting from the increase in the price of goods and services. Inflation risk is the risk that the inflation-adjusted, or “real,” value of an investment in preferred stock or the income from that investment will be worth less in the future. As inflation occurs, the real value of the Series A Preferred Stock and dividends payable on such shares declines.
As a holder of Series A Preferred Stock you have extremely limited voting rights.
Your voting rights as a holder of shares of Series A Preferred Stock will be extremely limited. Our common stock is the only class or series of our stock carrying full voting rights. Voting rights for holders of shares of Series A Preferred Stock exist primarily with respect to the ability to elect two additional directors in the event that dividends for six quarterly dividend periods (whether or not consecutive) payable on the Series A Preferred Stock are in arrears, and with respect to voting on amendments to our charter that materially and adversely affect the rights of the Series A Preferred Stock or that create additional classes or series of preferred stock that are senior to the Series A Preferred Stock. See “Description of Series A Preferred Stock — Limited Voting Rights.” Other than the limited circumstances described in this prospectus, holders of Series A Preferred Stock will not have voting rights.
Our charter contains, and the articles supplementary establishing the Series A Preferred Stock will contain, restrictions upon ownership and transfer of the Series A Preferred Stock, which may impair the ability of holders to acquire the Series A Preferred Stock.
Our charter contains, and the articles supplementary establishing the Series A Preferred Stock will contain, restrictions on ownership and transfer of the Series A Preferred Stock intended to assist us in maintaining our qualification as a REIT for federal income tax purposes. For example, to assist us in qualifying as a REIT, the articles supplementary establishing the Series A Preferred Stock will prohibit anyone from owning, or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding Series A Preferred Stock. See “Description of Series A Preferred Stock — Restrictions on Ownership and Transfer” in this prospectus. You should consider these ownership limitations prior to your purchase of the Series A Preferred Stock. The restrictions could also have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of us, which could adversely affect the market price of the Series A Preferred Stock.
Our ability to pay dividends or redeem shares is limited by the requirements of Maryland law.
Our ability to pay dividends on the Series A Preferred Stock or redeem shares is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation generally may not make a distribution (including a dividend or redemption) if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on the Series A Preferred Stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed

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to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of the Series A Preferred Stock. Any dividends or redemption payments may be delayed or prohibited.
The Series A Preferred Stock has not been rated.
The Series A Preferred Stock has not been rated by any nationally recognized statistical rating organization, which may negatively affect its market value and your ability to sell such shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Stock. In addition, we may elect in the future to obtain a rating of the Series A Preferred Stock, which could adversely impact the market price of the Series A Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on negative outlook or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Stock.
If our common stock is delisted, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will be materially adversely affected.
Other than in connection with certain change of control transactions, the Series A Preferred Stock does not contain provisions that protect you if our common stock is delisted. Since the Series A Preferred Stock has no stated maturity date, you may be forced to hold your shares of the Series A Preferred Stock and receive stated dividends on the stock when, as and if authorized by our board of directors and declared by us with no assurance as to ever receiving the liquidation preference. In addition, if our common stock is delisted, it is likely that the Series A Preferred Stock will be delisted as well. Accordingly, if our common stock is delisted, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will be materially adversely affected.
To the extent that our distributions represent a return of capital for tax purposes, stockholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their shares of Series A Preferred Stock.
The dividends payable by us on the Series A Preferred Stock may exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If that were to occur, it would result in the amount of distributions that exceed our earnings and profits being treated first as a return of capital to the extent of the stockholder’s adjusted tax basis in the stockholder’s Series A Preferred Stock and then, to the extent of any excess over the stockholder’s adjusted tax basis in the stockholder’s Series A Preferred Stock, as capital gain. Any distribution that is treated as a return of capital will reduce the stockholder’s adjusted tax basis in the stockholder’s Series A Preferred Stock, and subsequent sales (including cash redemptions) of such stockholder’s Series A Preferred Stock will result in recognition of an increased taxable gain or reduced taxable loss due to the reduction in such adjusted tax basis. See “Material Federal Income Tax Considerations — Taxation of Taxable U.S. Holders on Distribution on Series A Preferred Stock.”
Risks Related to Our Taxation as a REIT
The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.
To qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gain) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to

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avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we can provide no assurances that we will have sufficient cash or other liquid assets to meet these requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts. In addition, if the Service were to disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed medical cannabis tenants, are primarily or vicariously liable for “trafficking” a Schedule 1 substance (cannabis) under Section 280E of the Code or otherwise, we would be unable to meet the distribution requirements and would fail to qualify as a REIT. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed medical-use cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.
We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur U.S. federal income tax, U.S. federal excise tax and/or our REIT status may be jeopardized.
If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur U.S. federal income tax and jeopardize our REIT status.
Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year “in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act of 1970, or CSA) which is prohibited by federal law or the law of any State in which such trade or business is conducted.” Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of medical-use cannabis products. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of medical-use cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants will likely be subject to Section 280E. If the Service were to take the position that, through our rental agreements with our state-licensed medical-use cannabis tenants, we are primarily or vicariously liable under federal law for “trafficking” a Schedule 1 substance (cannabis) under section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to qualify as a REIT. Because we will not be engaged in the purchase and/or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E. However, there is no assurance that the Service will not take such a position either currently or in the future.

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USE OF PROCEEDS
We estimate that the net proceeds from the sale of the Series A Preferred Stock we will receive from this offering will be approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts of approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full) and the estimated offering expenses of approximately $      payable by us. We will contribute the net proceeds of this offering to our Operating Partnership.
Our Operating Partnership intends to use the net proceeds from this offering to invest in specialized industrial real estate assets that support the regulated medical-use cannabis cultivation and processing industry that are consistent with our investment strategy, and for general corporate purposes.
However, we cannot predict if or when we will identify and acquire properties that meet our acquisition criteria. Until appropriate assets can be identified, we may invest the net proceeds of the offering in interest-bearing short-term investments that are consistent with our intention to qualify as a REIT. Any interest-bearing short-term investment we make likely will provide a lower net return than we will seek to achieve from our target assets.

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CAPITALIZATION
The following table sets forth:
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our unaudited historical capitalization as of June 30, 2017, on an actual basis; and

•
our unaudited historical capitalization as of June 30, 2017, on an as adjusted basis to give effect to this offering and the use of proceeds set forth in “Use of Proceeds.”

You should read the table below in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus, as well as our historical unaudited consolidated financial statements and related notes incorporated herein by reference.
	June 30, 2017
	Actual	As Adjusted(1)
	(in thousands, except share and per share amounts)
Stockholders’ equity:
Series A Preferred Stock, par value $0.001 per share; no shares and issued outstanding on an actual basis and shares authorized and shares issued and outstanding, as adjusted	—
Common stock, par value $0.001 per share; 50,000,000 shares authorized and 3,501,147 shares issued and outstanding on an actual basis and as adjusted	$4		$4
Additional paid-in capital	65,379
Accumulated deficit	(5,405)		(5,405)
Total stockholders’ equity	$59,978	$

(1)
Assumes       shares will be sold in this offering for net proceeds of approximately $      million after deducting the underwriting discounts and estimated offering expenses payable by us of approximately $      million. See “Use of Proceeds.”

Confidential treatment requested by the registrant for its submission of this draft registration
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PRO FORMA FINANCIAL INFORMATION
The following table sets forth pro forma financial information that has been derived from our historical unaudited consolidated statement of operations for the six months ended June 30, 2017 incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 30, 2017. On May 26, 2017, we completed the acquisition of the Maryland Property and entered into a triple-net lease with Holistic for the entire property (the “Lease”). The unaudited pro forma consolidated statement of operations of the Company for the six months ended June 30, 2017 is presented as if the acquisition of the Maryland Property and commencement of the Lease had occurred on January 1, 2016.
The unaudited pro forma financial information is presented for informational purposes only, and is not necessarily indicative of future results of operations and should not be viewed as indicative of future results of operations. The unaudited pro forma financial information does not purport to represent what our actual results of operations would have been for the period indicated had the acquisition of the Maryland Property and execution of the Lease had occurred on January 1, 2016. You should read the following pro forma financial information together with “Management’s Discussion and Analyses of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, incorporated herein by reference from our Quarterly Report on Form 10-Q for the period ended June 30, 2017 as well as the audited financial statements of Holistic and the unaudited pro forma financial information incorporated herein by reference from our Current Report on Form 8-K/A filed with the SEC on August 2, 2017.
Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2017
In thousands, except share and per share amounts
	Historical Innovative Industrial Properties, Inc.	Adjustment Related to the Acquisition of the Maryland Property	Pro Forma Innovative Industrial Properties, Inc.
Revenues:
Rental	$2,579	491(1)	$3,070
Total revenues	2,579	491	3,070
Expenses:
General and administrative	3,221	—	3,221
Severance	113	—	113
Depreciation	336	63(2)	399
Total expenses	3,670	63	3,733
(Loss) / income from operations	(1,091)	428	(663)
Other income	78	—	78
Net (loss) / income	$(1,013)	428	$(585)
Net loss per share (basic and diluted)	$(0.31)		$(0.17)
Weighted average shares outstanding:
Basic and diluted	3,357,515		3,357,515
Dividends declared per common share	$0.15		$0.15

(1)
Represents the pro forma rental revenues, including property management fees, which are contractually required to be paid by the tenant for the period from January 1, 2017 to the acquisition closing date of May 26, 2017 as if the Maryland Property was acquired and the Lease commenced on January 1, 2016 and the rent abatement period ended on March 31, 2016. The amount represents base rent on $8.0 million (the “Initial Purchase Price”) and property management fees of 1.5% of base rent, reflected on a cash basis as the collectability of minimum lease payments under this operating lease is not reasonably predictable. Upon payment of up to $3.0 million (the “Additional Purchase Consideration”)

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upon the seller’s completion of certain development milestones and we reimburse the tenant for up to $4.0 million (the “TI Reimbursement”) (assuming payment of up to the maximum amount permitted in each case), the contractual base rent shall increase by up to $87,500 per month as the Lease provides for an initial annualized aggregate base rent of 15% of the sum of the Initial Purchase Price, Additional Purchase Consideration and TI Reimbursement. Upon funding of the $1.9 million (the “Rent Reserve”) for the estimated base rent and property management fee payable from month four through month twelve of the Lease, the contractual base rent shall increase by approximately $26,000 per month, offset by approximately $11,000 per month decrease in rental revenues due to straight-line amortization of the Rent Reserve over the contractual lease term.
(2)
Represents depreciation of the building for the period from January 1, 2017 to the acquisition closing date of May 26, 2017 at the sum of the Initial Purchase Price of  $8.0 million and $185,000 in transaction costs, calculated using the straight-line method, with a useful remaining life of approximately 35 years. Upon payment of the Additional Purchase Consideration and TI Reimbursement (assuming payment of up to the maximum amount permitted in each case), the depreciation expense shall increase by approximately $29,000 per month, calculated using the straight-line method, useful remaining lives of approximately 35 years for building and 15 years for tenant improvements.

Confidential treatment requested by the registrant for its submission of this draft registration
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DESCRIPTION OF SERIES A PREFERRED STOCK
The following summary of the material terms and provisions of the Series A Preferred Stock does not purport to be complete and is subject to our charter, including the articles supplementary setting forth the terms of the Series A Preferred Stock, a form of which is attached as an exhibit to the registration statement of which this prospectus is a part, and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
General
We are authorized to issue up to 50,000,000 shares of preferred stock in one or more series, with such designations, powers, preferences and rights of the shares of each series of each class and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rate or rates, conversion rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences, as our board of directors may determine, without any further vote or action by our stockholders.
Prior to the closing of this offering, our board of directors or a duly authorized committee thereof will classify       shares of our authorized but unissued preferred stock as, and will approve articles supplementary setting forth the terms of, a series of our preferred stock, designated as the   % Series A Cumulative Redeemable Preferred Stock. Our board of directors may authorize the issuance and sale of additional shares of Series A Preferred Stock from time to time.
In connection with this offering, we, in accordance with the terms of the partnership agreement of our Operating Partnership, will contribute or otherwise transfer the net proceeds of the sale of the Series A Preferred Stock to our Operating Partnership as an additional capital contribution.
Listing
We intend to apply to list the Series A Preferred Stock on the NYSE under the symbol “IIPRPrA.” If the application is approved, trading of the Series A Preferred Stock is expected to commence within 30 days after the initial delivery date of the Series A Preferred Stock. See “Underwriting” in this prospectus for a discussion of the expected trading of the Series A Preferred Stock on the NYSE.
Ranking
The Series A Preferred Stock will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of our affairs:
•
senior to all classes or series of our common stock, and to any other class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock;

•
on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock, none of which exists on the date hereof; and

•
junior to any other class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock, none of which exists on the date hereof.

The term “capital stock” does not include convertible or exchangeable debt securities, none of which is outstanding as of the date hereof, which, prior or subsequent to conversion or exchange, will rank senior in right of payment to the Series A Preferred Stock. The Series A Preferred Stock will also rank junior in right of payment to our future debt obligations.
Dividends
Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to dividend rights, holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of    % per annum of the $25.00 liquidation preference per share of the Series A Preferred Stock (equivalent to the fixed annual rate of  $      per share of the Series A Preferred Stock).

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Dividends on the Series A Preferred Stock will accrue and be cumulative from and including the date of original issue and will be payable to holders quarterly in arears on or about the 15th day of January, April, July and October of each year (or if such day is not a business day, on the next succeeding business day). The term “business day” means each day, other than a Saturday or a Sunday, which is not a day on which banks in New York are required to close.
The amount of any dividend payable on the Series A Preferred Stock for any dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. A dividend period is the respective period commencing on and including the 15th day of January, April, July and October of each year and ending on and including the day preceding the first day of the next succeeding dividend period (other than the initial dividend period and the dividend period during which any shares of Series A Preferred Stock shall be redeemed). Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the date designated by our board of directors as the record date for the payment of dividends that is not more than 35 and not fewer than 10 days prior to the scheduled dividend payment date.
The first dividend on the Series A Preferred Stock is scheduled to be paid on January 16, 2018 and will be a pro rata dividend from and including the original issue date to and including January 14, 2018, in the amount of  $      per share.
Dividends on the Series A Preferred Stock will accrue whether or not:
•
we have earnings;

•
there are funds legally available for the payment of those dividends; or

•
those dividends are authorized by our board of directors or declared by us.

Except as described in the next two paragraphs, unless full cumulative dividends on the Series A Preferred Stock for all past dividend periods that have ended shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment, we will not:
•
declare and pay or declare and set apart for payment of dividends, and we will not declare and make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on parity with or junior to the Series A Preferred Stock, for any period; or

•
redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or shares of any other class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock.

The foregoing sentence, however, will not prohibit:
•
dividends payable solely in shares of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series A Preferred Stock, or in options, warrants or rights to subscribe for or purchase any such junior shares, including shares issued under any existing distribution reinvestment plan;

•
the conversion into or exchange for other shares of any class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series A Preferred Stock;

•
our purchase of shares of Series A Preferred Stock or any other class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock pursuant to our charter to the extent necessary to qualify or preserve our qualification as a REIT as discussed under “— Restrictions on Ownership and Transfer;” and

Confidential treatment requested by the registrant for its submission of this draft registration
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•
our purchase of shares of any other class or series of capital stock ranking on parity with the Series A Preferred Stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

When we do not pay dividends in full (and do not set apart a sum sufficient to pay them in full) on the Series A Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock, we will declare any dividends upon the Series A Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock pro rata, so that the amount of dividends declared per share of Series A Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other class or series of capital stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.
Holders of shares of Series A Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Stock as described above. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series A Preferred Stock will accrue as of the dividend payment date on which they first become payable.
We do not intend to declare dividends on the Series A Preferred Stock, or pay or set apart for payment dividends on the Series A Preferred Stock, if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by our board of directors and declared by us or paid or set apart for payment if such authorization, declaration or payment is restricted or prohibited by law.
If a default or event of default under the terms of any future indebtedness occurs and is continuing, we may be precluded from paying certain distributions (other than those required to allow us to maintain our qualification as a REIT) under the terms of such future indebtedness. Further, our board of directors may elect not to pay distributions in the event of poor historical or projected cash flows.
Liquidation Preference
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, before any distribution or payment shall be made to holders of shares of our common stock or any other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, junior to the Series A Preferred Stock, holders of shares of Series A Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, a liquidation preference of  $25.00 per share of Series A Preferred Stock, plus an amount per share equal to all accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of the Parity Preferred Stock, then holders of shares of Series A Preferred Stock and the Parity Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
Holders of shares of Series A Preferred Stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding up of our affairs not less than 30 days and not more than 60 days prior to the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of Series A Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into

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any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs and no such advance notice will be required. See “— Conversion Right Upon a Change of Control/Delisting” below for information about conversion of the Series A Preferred Stock in the event of a change of control of our company.
In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our capital stock or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock will not be added to our total liabilities.
Optional Redemption
Except with respect to the special optional redemption described below and in certain limited circumstances relating to our qualification and maintaining our qualification as a REIT as described in “— Restrictions on Ownership and Transfer,” we may not redeem the Series A Preferred Stock prior to            , 2022. On and after            , 2022, we may, at our option, upon not fewer than 30 and not more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the date fixed for redemption, without interest, to the extent we have funds legally available for that purpose.
If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, we will select the shares of Series A Preferred Stock to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) by lot, or by any other equitable method that we determine will not violate the 9.8% Series A Preferred Stock ownership limit. If such redemption is to be by lot and, as a result of such redemption, any holder of shares of Series A Preferred Stock, other than a holder of Series A Preferred Stock that has received an exemption from the ownership limit, would have actual or constructive ownership of more than the 9.8% of the issued and outstanding shares of Series A Preferred Stock by value or number of shares, whichever is more restrictive, because such holder’s shares of Series A Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the charter, we will redeem the requisite number of shares of Series A Preferred Stock of such holder such that no holder will own in excess of the 9.8% Series A Preferred Stock ownership limit subsequent to such redemption. See “— Restrictions on Ownership and Transfer” below. In order for their shares of Series A Preferred Stock to be redeemed, holders must surrender their shares at the place, or in accordance with the book-entry procedures, designated in the notice of redemption. Holders will then be entitled to the redemption price plus an amount equal to all accrued but unpaid dividends payable upon redemption following surrender of the shares as detailed below. If a notice of redemption has been given (in the case of a redemption of the Series A Preferred Stock other than to preserve our qualification as a REIT), if the funds necessary for the redemption have been set apart by us in trust for the benefit of the holders of any shares of Series A Preferred Stock called for redemption and if irrevocable instructions have been given to pay the redemption price plus an amount equal to all accrued but unpaid dividends, then from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock and such shares of Series A Preferred Stock will no longer be deemed outstanding. At such time, all rights of the holders of such shares will terminate, except the right to receive the redemption price plus an amount equal to all accrued but unpaid dividends payable upon redemption, without interest. So long as no dividends are in arrears and subject to the provisions of applicable law, we may from time to time repurchase all or any part of the Series A Preferred Stock, including the repurchase of shares of Series A Preferred Stock in open-market transactions and individual purchases at such prices as we negotiate, in each case as duly authorized by our board of directors.
Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods that have ended, no shares of Series A Preferred Stock will be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series A

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Preferred Stock or any class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock (except by conversion into or exchange for our capital stock ranking junior to the Series A Preferred Stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up); provided, however, that whether or not the requirements set forth above have been met, we may purchase shares of Series A Preferred Stock or any other class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock pursuant to our charter to the extent necessary to ensure that we meet the requirements for qualification as a REIT for federal income tax purposes, and may purchase or acquire shares of Series A Preferred Stock or the Parity Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. See “— Restrictions on Ownership and Transfer” below.
Notice of redemption will be mailed, postage prepaid, not less than 30 days nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records as maintained by our transfer agent named in “— Transfer Agent and Registrar.” No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given; provided that, notice given to the last address of record will be deemed to be valid notice. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, each notice will state:
•
the redemption date;

•
the redemption price;

•
the number of shares of Series A Preferred Stock to be redeemed;

•
procedures of The Depository Trust Company (“DTC”) for book entry transfer of shares of Series A Preferred Stock for payment of the redemption price;

•
that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date; and

•
that payment of the redemption price plus an amount equal to all accrued but unpaid dividends will be made upon book entry transfer of such Series A Preferred Stock in compliance with DTC’s procedures.

If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed or the method for determining such number.
Any such redemption may be made conditional on such factors as may be determined by our board of directors and as set forth in the notice of redemption.
We are not required to provide such notice in the event we redeem Series A Preferred Stock in order to qualify or maintain our status as a REIT.
If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of shares of the Series A Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares on or prior to such dividend payment date and each holder of shares of Series A Preferred Stock that surrenders such shares on such redemption date will be entitled to an amount equal to the dividends accruing after the end of the applicable dividend period, up to, but not including, the redemption date. Except as described above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

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All shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.
Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, we may, at any time and from time to time, purchase Series A Preferred Stock in the open market, by tender or by private agreement.
Future debt instruments or senior capital stock may prohibit us from redeeming or otherwise repurchasing any shares of our capital stock, including the Series A Preferred Stock, except in limited circumstances.
Special Optional Redemption
Upon the occurrence of a Change of Control/Delisting (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control/Delisting occurred, by paying $25.00 per share, plus an amount equal to all accrued but unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described below under “— Conversion Right Upon a Change of Control/Delisting” with respect to the shares of Series A Preferred Stock subject to such notice.
We will mail to you, if you are a record holder of the Series A Preferred Stock, a notice of redemption no fewer than 30 days nor more than 60 days before the redemption date. We will send the notice to your address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following:
•
the redemption date;

•
the redemption price;

•
the number of shares of Series A Preferred Stock to be redeemed;

•
procedures of DTC for book entry transfer of shares of Series A Preferred Stock for payment of the redemption price;

•
that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date;

•
that payment of the redemption price plus an amount equal to all accrued but unpaid dividends will be made upon book entry transfer of such Series A Preferred Stock in compliance with DTC’s procedures;

•
that the Series A Preferred Stock is being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control/Delisting and a brief description of the transaction or transactions constituting such Change of Control/Delisting; and

•
that the holders of the Series A Preferred Stock to which the notice relates will not be able to tender such Series A Preferred Stock for conversion in connection with the Change of Control/Delisting and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control/Delisting Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control/Delisting Conversion Date.

If we redeem fewer than all of the outstanding shares of Series A Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series A Preferred Stock that we will redeem from each stockholder or the method for determining such number. In this case, we will determine the number of shares of Series A Preferred Stock to be redeemed as described above in “— Optional Redemption.”

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If we have given a notice of redemption and have set apart sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to all accrued but unpaid dividends to, but not including, the redemption date, without interest.
The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.
A “Change of Control/Delisting” is when, after the original issuance of the Series A Preferred Stock, any of the following has occurred and is continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of our company entitling that person to exercise more than 50% of the total voting power of all stock of our company entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Conversion Right Upon a Change of Control/Delisting
Upon the occurrence of a Change of Control/Delisting, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem the Series A Preferred Stock in whole or in part, as provided under “— Optional Redemption” or “— Special Optional Redemption”) to convert some or all of such holder’s shares of Series A Preferred Stock (the “Change of Control/Delisting Conversion Right”), on a date specified by us that can be no earlier than 20 days and no later than 35 days following the date of delivery of the Change of Control/Delisting Company Notice (as defined below) (the “Change of Control/Delisting Conversion Date”), into a number of shares of our common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of  (x) the liquidation preference amount of  $25.00 per share of Series A Preferred Stock, plus (y) the amount of any accrued but unpaid dividends (whether or not declared) to, but not including, the Change of Control/Delisting Conversion Date (unless the Change of Control/Delisting Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued but unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•
(the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.

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statement pursuant to Securities and Exchange Commission Rule 83
The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.
For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Form Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control/Delisting Conversion Right and in respect of the Series A Preferred Stock initially offered hereby will not exceed       shares of common stock (      shares of common stock if the overallotment option is exercised in full) (or equivalent Alternative Form Consideration (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.
In the case of a Change of Control/Delisting pursuant to which our common stock will be converted into any combination of cash, securities or other property or assets (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration that such holder would have owned or to which that holder would have been entitled to receive upon the Change of Control/Delisting had such holder held a number of shares of common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control/Delisting (the “Alternative Conversion Consideration”), and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control/Delisting, is referred to as the “Conversion Consideration”).
If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control/Delisting, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our common stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of our common stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control/Delisting.
Within 15 days following the occurrence of a Change of Control/Delisting, we will provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control/Delisting that describes the resulting Change of Control/Delisting Conversion Right (the “Change of Control/Delisting Company Notice”), which will state the following:
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the events constituting the Change of Control/Delisting;

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the date of the Change of Control/Delisting;

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the last date on which the holders of Series A Preferred Stock may exercise their Change of Control/Delisting Conversion Right;

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the method and period for calculating the Common Stock Price;

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the Change of Control/Delisting Conversion Date;

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that if, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert the shares of Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control/Delisting Conversion Right;

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
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if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

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the name and address of the paying agent and the conversion agent; and

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the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control/Delisting Conversion Right.

We will issue a press release for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Stock.
To exercise the Change of Control/Delisting Conversion Right, the holders of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control/Delisting Conversion Date, the certificates (if any) or book entries representing Series A Preferred Stock to be converted, duly endorsed for transfer (if certificates are delivered), together with a completed written conversion notice to our transfer agent. The conversion notice must state:
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the relevant Change of Control/Delisting Conversion Date;

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the number of shares of Series A Preferred Stock to be converted; and

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that the Series A Preferred Stock is to be converted pursuant to the Change of Control/Delisting Conversion Right held by holders of Series A Preferred Stock.

Holders of shares of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control/Delisting Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day prior to the Change of Control/Delisting Conversion Date. The notice of withdrawal must state:
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the number of withdrawn shares of Series A Preferred Stock;

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if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

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the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.
We will not issue fractional shares of common stock upon the conversion of the Series A Preferred Stock. Instead, we will pay the cash value of any fractional share otherwise due, computed on the basis of the applicable Common Stock Price.
The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control/Delisting by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock, or (ii) if the consideration to be received in the Change of Control/Delisting by holders of our common stock is other than solely cash, (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control/Delisting as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) if our common stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control/Delisting.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Series A Preferred Stock as to which the Change of Control/Delisting Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control/Delisting Conversion Right on the Change of Control/Delisting Conversion Date, unless prior to the Change of Control/Delisting Conversion Date we have provided or provide notice of our election to redeem such Series A Preferred Stock, whether pursuant to our optional redemption right or our special optional redemption right. If we elect to redeem Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control/Delisting Conversion Date, such Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus an amount equal to all accrued but unpaid dividends thereon to, but not including, the redemption date, in accordance with our optional redemption right or special optional redemption right. See “— Optional Redemption” and “— Special Optional Redemption” above.
We will deliver amounts owing upon conversion no later than the third business day following the Change of Control/Delisting Conversion Date.
In connection with the exercise of any Change of Control/Delisting Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into shares of our common stock. Notwithstanding any other provision of the Series A Preferred Stock, no holder of Series A Preferred Stock will be entitled to convert such Series A Preferred Stock into shares of our common stock to the extent that receipt of such common stock would cause such holder (or any other person) to exceed the share ownership limits contained in our charter, including the articles supplementary setting forth the terms of the Series A Preferred Stock, unless we provide an exemption from this limitation for such holder. See “— Restrictions on Ownership and Transfer” below.
The Change of Control/Delisting conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over our company. See “Risk Factors — The Change of Control/Delisting conversion feature of the Series A Preferred Stock may not adequately compensate you and may make it more difficult for a third party to take over our company or discourage a third party from taking over our company” in this prospectus.
Except as provided above in connection with a Change of Control/Delisting, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.
No Maturity, Sinking Fund or Mandatory Redemption
The Series A Preferred Stock has no maturity date and we are not required to redeem the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless we decide, at our option, to exercise our redemption right or, under circumstances where the holders of the Series A Preferred Stock have a conversion right, such holders convert the Series A Preferred Stock into our common stock. The Series A Preferred Stock is not subject to any sinking fund.
Limited Voting Rights
Holders of shares of the Series A Preferred Stock generally do not have any voting rights, except as set forth below.
If dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive (which we refer to as a preferred dividend default), the number of directors then constituting our board of directors will automatically be increased by two and holders of shares of Series A Preferred Stock (voting separately as a class together with the holders of the Parity Preferred Stock upon which like voting rights have been conferred and are exercisable (the “Voting Preferred Stock”)) will be entitled to vote for the election of two additional directors to serve on our board of directors, which we refer to as the Preferred Directors, until all unpaid dividends for past dividend periods that have ended shall have been paid in full with respect to the Series A Preferred Stock and the Parity Preferred Stock. The

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Preferred Directors will be elected by a plurality of the votes cast in the election for a one-year term and each Preferred Director will serve until the next annual meeting of stockholders and until his successor is duly elected and qualified or until the director’s right to hold the office terminates, whichever occurs earlier. The election will take place at:
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a special meeting called upon the written request of holders of at least 10% of the outstanding shares of Series A Preferred Stock and the Voting Preferred Stock, if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting within 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders; and

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each subsequent annual meeting (or special meeting held in its place) until all accrued dividends on the Series A Preferred Stock and the Parity Preferred Stock have been paid in full for all past dividend periods that have ended.

If and when all accrued dividends on the Series A Preferred Stock and the Parity Preferred Stock shall have been paid in full or a sum sufficient for such payment in full is set apart for payment, holders of shares of Series A Preferred Stock and the Voting Preferred Stock shall be divested of the voting rights set forth above (subject to re-vesting in the event of each and every preferred dividend default) and the term and office of each Preferred Director so elected will terminate and the number of directors will be automatically reduced accordingly.
Any Preferred Director may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock and the Voting Preferred Stock (voting together as a single class). The Preferred Directors will each be entitled to one vote on any matter. So long as a preferred dividend default continues, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and the Voting Preferred Stock (voting together as a single class).
So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by our charter, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock voting together as a single class with the Voting Preferred Stock, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.
In addition, so long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, amend, alter or repeal the provisions of our charter, or the terms of the Series A Preferred Stock, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock, except that with respect to the occurrence of any of the events set forth above, so long as the Series A Preferred Stock remains outstanding with the terms of the Series A Preferred Stock materially unchanged, taking into account that, upon the occurrence of an event set forth above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the events set forth above; provided, further, that such vote or consent will not be required with respect to any such amendment, alteration or repeal that equally affects the terms of the Series A Preferred Stock and the Voting Preferred Stock, the affirmative vote or consent of the holders of two-thirds of the shares of Series A Preferred Stock and the Voting Preferred Stock (voting together as a single class) shall be required. Furthermore, if holders of shares of the Series A Preferred Stock will receive the greater of the full trading price of the Series A Preferred Stock on the date of an event set forth above or the $25.00 per share liquidation preference pursuant to the occurrence of any of the events set forth above or pursuant to a special optional redemption by us, then such holders shall not have any voting rights with respect to the events set forth above.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
So long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock also will have the exclusive right to vote on any amendment, alteration or repeal of the provisions of our charter, or the terms of the Series A Preferred Stock on which holders of Series A Preferred Stock are otherwise entitled to vote pursuant to the paragraph set forth immediately above that would alter only the contract rights, as expressly set forth in our charter, of the Series A Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal. With respect to any amendment, alteration or repeal of the provisions of our charter, or the terms of the Series A Preferred Stock, that equally affects the terms of the Series A Preferred Stock and the Voting Preferred Stock, so long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock and the Voting Preferred Stock (voting together as a single class), also will have the exclusive right to vote on any amendment, alteration or repeal of the provisions of our charter, or the terms of the Series A Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series A Preferred Stock and such other classes or series of preferred stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.
Holders of shares of Series A Preferred Stock will not be entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any issuance or increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance of any other class or series of capital stock, or any issuance or increase in the number of authorized shares of any class or series of capital stock, in each case ranking on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.
Holders of shares of Series A Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series A Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Series A Preferred Stock, except as set forth above.
In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series A Preferred Stock.
In any matter in which Series A Preferred Stock may vote (as expressly provided in the articles supplementary setting forth the terms of the Series A Preferred Stock), each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of liquidation preference. As a result, each share of Series A Preferred Stock will be entitled to one vote.
Restrictions on Ownership and Transfer of Series A Preferred Stock
In order for us to qualify and maintain our qualification as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of any taxable year.
To help us to qualify and maintain our qualification as a REIT, among other purposes, our charter, subject to certain exceptions, contains, and the articles supplementary establishing the Series A Preferred Stock will contain, restrictions on the number of shares of our common stock, our preferred stock, and our capital stock that a person may own. Our charter generally restricts any person from acquiring beneficial or constructive ownership in excess of either (i) 9.8% in value of the aggregate of the outstanding shares of our capital stock, or (ii) 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock. In addition, the articles supplementary establishing the Series A Preferred Stock will provide that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Series A Preferred Stock.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
The beneficial ownership and/or constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. See “— Restrictions on Ownership and Transfer.”
Transfer Agent and Registrar
The transfer agent and registrar for the Series A Preferred Stock will be Computershare Trust Company, N.A.
Book-Entry Procedures
The Series A Preferred Stock will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the Series A Preferred Stock. Owners of beneficial interests in the Series A Preferred Stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of other interests, including any right to convert or require repurchase of their interests in the Series A Preferred Stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Series A Preferred Stock under the global securities or the articles supplementary establishing the Series A Preferred Stock. We and any of our agents may treat DTC as the sole holder and registered owner of the global securities.
DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions amongst participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
The Series A Preferred Stock, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:
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DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

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we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
DESCRIPTION OF SECURITIES
The following is a summary description of our capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law (the “MGCL”), and to our charter and our bylaws. For a more complete understanding of our securities, we encourage you to read carefully this entire prospectus, as well as our charter and our bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”
General
Our charter provides that we may issue up to 50,000,000 shares of common stock, $0.001 par value per share, and up to 50,000,000 shares of preferred stock, $0.001 par value per share. Under Maryland law, our stockholders are not generally liable for our debts or obligations. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire board of directors and without stockholder approval.
As of August 15, 2017, 3,501,147 shares of our common stock were issued and outstanding. Upon completion of this offering,       shares of preferred stock will be reclassified and designated as shares of Series A Preferred Stock. As of the closing of this offering,       shares of the Series A Preferred Stock will be issued and outstanding.
Common Stock
Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock (including the Series A Preferred Stock), the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.
Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.
Also, our operating assets are held by our subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Power to Reclassify Our Unissued Shares of Stock
Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our board of directors may take these actions without stockholder approval unless stockholder approval is required by the terms of any other class of series of our stock or the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock other than the shares of Series A Preferred Stock in this offering.
Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock
We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of our stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Subject to the rights holders of the Series A Preferred Stock will have to approve the classification or issuance of shares of a class or series of our stock ranking senior to the Series A Preferred Stock, the additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled “Material U.S. Federal Income Tax Considerations” in this prospectus for further discussion on this topic.
Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock; we refer to these limitations as the “ownership limits.” In addition, the Series A Preferred Stock articles supplementary will provide that generally no person may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding Series A Preferred Stock.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding shares of stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.
Our board of directors may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in us failing the “closely held” test under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our board of directors for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our board of directors, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our board of directors that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our board of directors may, but is not be required to, obtain an opinion of counsel or private ruling from the Internal Revenue Service (the “Service”) satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.
In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of our stock is in excess of such decreased limits until such person’s percentage ownership of shares of our stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of our stock in excess of such percentage ownership will be in violation of the applicable limits. Our board of directors may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of our stock then outstanding. Prior to any modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.
Our charter further prohibits:
•
any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in us failing the “closely held” test under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•
any person from transferring shares of our stock if such transfer would result in shares of our stock to be beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of our stock will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our

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qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.
If any transfer of shares of our stock would result in shares of our stock to be beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in:
•
any person violating the ownership limits or such other limit established by our board of directors; or

•
our company to be “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer in violation of the ownership limit or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred, or a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in our charter, then our charter provides that the transfer of the shares will be void from the time of such purported transfer.
Shares of stock transferred to a charitable trust are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of  (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares of stock at market price, defined generally as the last reported sales price reported on the NYSE (or other applicable exchange), the market price per share of such stock on the day of the event which resulted in the transfer of such shares of stock to the charitable trust) and (2) the market price on the date we, or our designee, accept such offer. We may reduce the amount payable to the charitable trust by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. We may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below.
Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.
Within 20 days of receiving notice from us of the transfer of the shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the

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charitable beneficiary, together with any dividends and other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.
The charitable trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by us with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.
Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:
•
to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the charitable trust; and

•
to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible action, then the charitable trustee may not rescind and recast the vote.
If our board of directors determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of our stock, including common stock, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any certificates representing shares of our stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.
These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock is traded on the NYSE under the ticker symbol “IIPR.”

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POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.
Investments in Real Estate or Interests in Real Estate
We plan to continue to invest principally in specialized industrial properties. Our executive management team will identify and negotiate acquisition opportunities.
We intend to conduct substantially all of our investment activities through our Operating Partnership and its subsidiaries. Except as set forth in the section entitled “Item 1. Business — Risk Management” in our Annual Report on Form 10-K for the period from June 15, 2016 (date of incorporation) through December 31, 2016 which is incorporated herein, there are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type.
Additional criteria with respect to our specialized industrial properties is described in “Item 1. Business — Our Business Objectives and Growth Strategies” in our Annual Report on Form 10-K for the period from June 15, 2016 (date of incorporation) through December 31, 2016 which is incorporated herein.
Investments in Mortgages, Structured Financings and Other Lending Policies
We may make loans to third parties, which may be to joint ventures in which we participate, subject to maintaining our exemption from registration under the Investment Company Act and our qualification as a REIT.
Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the requirements for qualification as a REIT, we may, but do not intend to, underwrite or invest in equity or debt securities of other REITs, other entities engaged in real estate related activities or securities of other issuers, including for the purpose of exercising control. However, we do not anticipate investing in other issuers of securities for the purpose acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us to fall within the definition of  “investment company” under the Investment Company Act. For this reason, we do not plan to register as an “investment company” under the Investment Company Act, and we intend to divest securities before any registration would be required.
Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties).
We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.
Disposition Policy
Although we have no current plans to dispose of any of the specialized industrial properties we acquire, we will consider doing so, subject to REIT qualification and prohibited transaction rules under the Code, if our board of directors determines that a sale of a property would be in our interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale.

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Equity Capital and Debt Financing Policies
If our board of directors determines that additional capital is required or appropriate, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or any combination of these methods. In the event that our board of directors determines to raise additional equity or debt capital, it has the authority, without stockholder approval, to issue additional common stock, preferred stock or debt securities in any manner and on such terms and for such consideration as it deems appropriate, at any time, subject to compliance with applicable rules on the exchanges where our securities trade. While our investment guidelines initially provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, our board of directors has similarly broad authority to approve our incurrence of debt.
Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. Where possible, we also may issue limited partnership interests in our Operating Partnership to acquire properties.
Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.
We may, under certain circumstances, purchase common or preferred stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.
In the future, we may institute a dividend reinvestment plan which would allow our stockholders to acquire additional shares of common stock by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash distributions as declared.
Conflict of Interest/Related Party Transactions Policy
Our governing instruments do not restrict any of our directors, officers or stockholders from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our code of business conduct and ethics contains a conflicts of interest policy that requires our directors, officers and employees to avoid any conflict, or the appearance of a conflict, between their personal interest and the interests of our company, including a requirement that such persons present any business opportunity to us first, before pursuing it in an individual capacity, if such business opportunity is in our line of business and was discovered through the use of our information or property or because of such person’s position with our company.
Additionally, we have adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, our audit committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified the transaction in accordance with the guidelines set forth in the policy. For purposes of our policy, a “Related Party Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the SEC, or any successor provision, as then in effect, except that the $120,000 threshold stated therein shall be deemed to be $60,000.

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OUR OPERATING PARTNERSHIP AND THE OPERATING PARTNERSHIP AGREEMENT
We have summarized the material terms and provisions of the Agreement of Limited Partnership of IIP Operating Partnership, LP, or the “Operating Partnership Agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See the section entitled “Where You Can Find More Information.”
Our Operating Partnership is a Delaware limited partnership that was formed on June 20, 2016. We are the sole general partner of our Operating Partnership and own, directly or through a subsidiary, 100% of the partnership interests in our Operating Partnership. Until and unless partnership interests are issued to additional partners, our Operating Partnership is intended to be treated as an entity disregarded from our company for U.S. federal income tax purposes.
Description of Partnership Interests
Our Operating Partnership has two classes of partnership interests: general partnership interests and limited partnership interests. General partnership interests represent an interest as a general partner in our Operating Partnership and we, as general partner, hold all such interests.
Limited partnership interests represent an interest as a limited partner in our Operating Partnership. Our Operating Partnership may issue, at the sole discretion of the General Partner, additional partnership interests and classes of partnership interests with rights different from, and superior to, those of general partnership interests and/or limited partnership interests.
Since our Operating Partnership is classified as an entity disregarded from our company for U.S. federal income tax purposes, our Operating Partnership’s assets, income and losses are treated as our assets, income and losses. See the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of Our Operating Partnership.”
Management of our Operating Partnership
Our Operating Partnership is organized as a Delaware limited partnership pursuant to the terms of the Operating Partnership Agreement. We are the general partner of our Operating Partnership and conduct substantially all of our business through it. Pursuant to the Operating Partnership Agreement, we, as the general partner, have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership.
Indemnification
To the extent permitted by law, the Operating Partnership Agreement provides for indemnification of us when acting in good faith and in the best interests of our Operating Partnership in our capacity as general partner. It also provides for indemnification of directors, officers and other persons that we may designate under the same conditions, and subject to the same restrictions, applicable to the indemnification of officers, directors, employees and stockholders under our charter. See the section entitled “Certain Provisions of Maryland Law and Our Charter and Bylaws — Indemnification and Limitation of Directors’ and Officers’ Liability.”
Issuance of Additional Units
As general partner of our Operating Partnership, we are able to cause our Operating Partnership to issue additional units representing general and/or limited partnership interests. A new issuance may include preferred units, which may have rights which are different than, and/or superior to, those of general partnership interests and limited partnership interests.
Capital Contributions
The Operating Partnership Agreement provides that, if our Operating Partnership requires additional funds at any time, or from time to time, in excess of funds available to it from prior borrowings, operating revenue or capital contributions, we, as general partner, have the right to raise additional funds required by

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our Operating Partnership by causing it to borrow the necessary funds from third parties on such terms and conditions as we deem appropriate. As an alternative to borrowing funds required by our Operating Partnership, we may contribute the amount of such required funds as an additional capital contribution.
Liquidation
Upon the liquidation of our Operating Partnership, after payment of debts and obligations, any remaining assets of the partnership will be distributed to partners pro rata in accordance with their relative percentage interest ownership.
Distributions and Allocations
Distributions are made, and all items of net income, net loss and any other individual items of income, gain, loss or deduction of our Operating Partnership are allocated to the general partner and the limited partner based on their relative percentage interest ownership.
Term
Our Operating Partnership will continue in full force and effect until December 31, 2099 or until sooner dissolved and terminated upon (i) our election to dissolve the Partnership; (ii) the entry of a decree of judicial dissolution of our Operating Partnership; or (iii) by operation of law.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our common stock as of August 15, 2017 for each person or group that holds more than 5% of our common stock, for each director and named executive officer and for our directors and named executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. Unless otherwise indicated, the address of each named person is c/o Innovative Industrial Properties, Inc., 11440 West Bernardo Court, Suite 220, San Diego, California 92127. We are not aware of any arrangements, including any pledge of our common stock, that could result in a change in control.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares(1)
Alan Gold(2)	280,764	8.0%
Paul Smithers(3)	30,145	*
Catherine Hastings(4)	6,825	*
Gary Kreitzer(5)	28,499	*
Scott Shoemaker(5)	3,499	*
David Stecher(5)	3,499	*
All directors and officers as a group (6 persons)	353,231	10.1%
Serenity Trading, LLC(6)	256,143	7.3%
Resource Real Estate Diversified Income Fund(7)	226,431	6.4%
Milestone Investments, LP(8)	215,140	6.1%
DG Capital Management, LLC(9)	212,615	6.1%

*
less than 1%.

(1)
Based on a total of 3,501,147 shares of our common stock outstanding as of August 15, 2017.

(2)
Includes 64,239 shares of restricted stock held by Mr. Gold directly.

(3)
Includes 16,863 shares of restricted stock held by Mr. Smithers directly.

(4)
Includes 6,825 shares of restricted stock held by Ms. Hastings directly.

(5)
Includes 3,499 shares of restricted stock held directly.

(6)
Includes shares beneficially owned by Serenity Trading, LLC, the Schuler Family GST Trust, Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler as a group (“Serenity Group”). 206,143 shares of common stock are directly held by Serenity Trading, LLC and 50,000 shares of common stock are directly held by the Schuler Family GST Trust. Serenity Investments, LLC is the sole member of Serenity Trading, LLC. Mr. Schuler and Ms. Schuler separately hold all of the membership interests in Serenity Investments, LLC, and share voting and dispositive power with respect to the shares of common stock directly held by Serenity Trading, LLC. In addition, Mr. Schuler and Ms. Schuler share voting and dispositive power with respect to the shares of common stock directly held by the Schuler Family GST Trust. Serenity Group’s address is 1010 Lake Street, #200, Oak Park, IL 60301. The foregoing information is based on Serenity Trading, LLC’s Schedule 13G/A filed with the SEC on February 13, 2017.

(7)
Resource Real Estate, Inc. serves as the investment adviser to Resource Real Estate Diversified Income Fund. Resource Real Estate Diversified Income Fund’s address is c/o Resource Real Estate, Inc., One Crescent Drive, Suite 203, Philadelphia, PA 19112. The foregoing information is based on Resource Real Estate Diversified Income Fund’s Schedule 13G filed with the SEC on February 27, 2017.

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(8)
Includes shares beneficially owned by Milestone Investments, LP, Wicklow Capital, Inc., Daniel V. Tierney 2003 Trust (the “Trust”) and Daniel V. Tierney as a group (“Milestone Group”). Wicklow Capital, Inc. is the general partner of Milestone Investments, LP. The Trust is the sole stockholder of Wicklow Capital, Inc. and the sole limited partner of Milestone Investments, LP. Mr. Tierney is the trustee and sole beneficiary of the Trust and has sole voting and dispositive power over the securities held by the Trust. Milestone Group’s address is 737 N. Michigan Ave., Suite 2100, Chicago, IL 60311. The foregoing information is based on Milestone Investments, LP’s Schedule 13G/A filed with the SEC on February 13, 2017.

(9)
Includes shares beneficially owned by DG Value Partners II Master Fund, LP, DG Capital Management, LLC and Dov Gertzulin as a group (“DG Capital Group”), for which DG Capital Management, LLC serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital Management, LLC. DG Capital Group’s address is 460 Park Avenue, 22nd Floor, New York, NY 10022. The foregoing information is based on DG Capital Management, LLC’s Schedule 13G filed with the SEC on February 10, 2017.

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MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK
Market Information.
Our common stock began trading on the NYSE under the symbol “IIPR” on December 1, 2016. The high and low common stock sales prices per share during the periods indicated were as follows:
Quarter Ended	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017 (through August 14, 2017)
High	$20.52	$19.94	$18.95	$18.52
Low	$15.45	$15.45	$16.54	$15.72
Approximate Number of Holders of Our Common Shares
As of August 15, 2017 there were ten holders of record of our common shares. This number excludes our common shares owned by stockholders holding under nominee security position listings.
Distribution Information
We intend to elect and qualify to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with GAAP), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.
To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our taxable income to holders of our common stock out of assets legally available therefor. However, we cannot assure you that distributions will be made or sustained. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our actual results of operations, economic conditions, maintenance of REIT qualification and the applicable provisions of the MGCL and such other factors as our board may determine in its sole discretion.
Our organizational documents permit us to make distributions from any source. If our cash available for distribution is insufficient to cover our distributions, we expect to use the proceeds from our initial public offering, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions. During our initial years of operation, we expect that a portion of our distributions declared may be paid from offering proceeds, which would constitute a return of capital to our stockholders.
On May 30, 2017, our board of directors declared a common stock cash dividend of  $0.15 per share for the quarter ended June 30, 2017, our first quarterly dividend since completing our initial public offering in December 2016. This second quarter dividend was paid on July 14, 2017 to stockholders of record on June 30, 2017. This quarterly dividend rate equates to an annualized dividend of  $0.60 per share.

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CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS
The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and to our charter and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.
Our Board of Directors
Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than 15. Because our board of directors has the power to amend our bylaws, it could modify the bylaws to change that range. Subject to the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.
Except as may be provided with respect to any class or series of our stock, under the MGCL at each annual meeting of our stockholders, each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of directors is sufficient to elect a director, and holders of shares of common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote are able to elect all of our directors.
The Series A Preferred Stock articles supplementary will provide that if dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of shares of the Series A Preferred Stock (voting together as a class with Parity Preferred Stock) will be entitled to vote for the election of two additional directors to serve on our board of directors (which we refer to as Preferred Directors). The Series A Preferred Stock articles supplementary will separately provide for the election, term, removal and filling of any vacancy in the office of the Preferred Stock Directors. See “Description of Series A Preferred Stock — Limited Voting Rights.”
Removal of Directors
Our charter provides that, subject to the rights of holders of any class or series of our preferred stock to elect or remove one or more directors, a director may be removed only with cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (i) removing incumbent directors except with cause and upon a substantial affirmative vote and (ii) filling the vacancies created by such removal with their own nominees.
No Appraisal Rights
As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.
Dissolution
Our dissolution must be declared advisable by a majority of our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Exclusive Forum for Certain Litigation
Our bylaws provide that, unless we consent in writing to an alternative forum, the state and federal courts in Baltimore, Maryland are the exclusive forum for certain litigation, including (i) derivative actions on our behalf, (ii) actions asserting claims of breach of any duty owed by any of our directors, officers or employees, (iii) actions asserting a claim against us or any of our directors, officers or other employees arising under the MGCL, our bylaws or our charter and (iv) actions governed by the internal affairs doctrine.
Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder.
Control Share Acquisitions
The MGCL provides that a holder of  “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in the corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or as of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.
Subtitle 8
Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:
•
a classified board;

•
a two-thirds vote requirement for removing a director;

•
a requirement that the number of directors be fixed only by vote of the directors;

•
a requirement that a vacancy on the board of directors be filled only by the remaining directors in office and (if the board of directors is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•
a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter provides that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board, only with cause, (ii) vest in the board of directors the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting of our stockholders.
Meetings of Stockholders
Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. The chairman of our board of directors, our chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the procedural requirements specified in our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter and containing the information required by our bylaws. Only the matters set forth in the notice of special meeting may be considered and acted upon at such meeting. Additionally, the Series A Preferred Stock articles supplementary will provide the holders of Series A Preferred Stock certain rights to have a special meeting called upon their request in connection with the election of the preferred stock directors. See “Description of Series A Preferred Stock — Limited Voting Rights.”

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Amendment to Our Charter and Bylaws
Except for amendments to the provisions of our charter relating to the removal of directors, and the vote required to amend this provision (which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the election), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue.
Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.
Additionally, the Series A Preferred Stock articles supplementary will provide the holders of Series A Preferred Stock with voting rights with respect to certain amendments to our charter. See “Description of Series A Preferred Stock — Limited Voting Rights.”
Advance Notice of Director Nominations and New Business
Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.
With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) provided that the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.
Action by Stockholders
Our charter provides that stockholder action can be taken at an annual or special meeting of stockholders and by consent in lieu of a meeting if such consent is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.
Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws
The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of our bylaws could delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. Likewise, if our board of directors were to opt in to the classified board or other provisions of Subtitle 8 or if our board of directors were to opt in to the control share acquisition of the MGCL, these provisions of the MGCL could have similar anti-takeover effects.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
•
act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

•
in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:
•
written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•
a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
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any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•
any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company, in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
We have entered into indemnification agreements with each of our executive officers and directors, and expect to enter into indemnification agreements with future executive officers and directors, that provide for indemnification to the maximum extent permitted by Maryland law.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
REIT Qualification
Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT. Our charter also provides that our board of directors may determine that compliance with any restriction or limitation on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the acquisition, ownership and disposition of the Series A Preferred Stock and our election to be taxed as a REIT. As used in this section, the terms “we” and “our” refer solely to Innovative Industrial Properties, Inc. and not any subsidiaries or other lower-tier entities or affiliates, except as otherwise indicated.
This discussion does not exhaust all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does this discussion address all aspects of U.S. federal income taxation that may be relevant to particular investors in view of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities and trusts, persons holding our stock on behalf of other persons as nominees, persons who receive our stock as compensation, persons subject to the alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “— Taxation of Non-U.S. Holders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold the Series A Preferred Stock as a “capital asset” for U.S. federal income tax purposes, which generally means property held for investment.
The statements in this section are based on the current U.S. federal income tax laws, including the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that the Service would not assert, or that a court would sustain, a position contrary to any of the tax consequences described below. Moreover, we cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
The U.S. federal income tax treatment of holders of the Series A Preferred Stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding the Series A Preferred Stock will depend on the stockholder’s particular tax circumstances. We urge you to consult your own tax advisors regarding the U.S. federal, state, local, foreign, and other tax consequences of the acquisition, ownership and disposition of the Series A Preferred Stock and of our election to be taxed as a REIT.
Taxation of Our Company
We were incorporated on June 15, 2016 as a Maryland corporation. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that we are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.
The sections of the Code and Treasury Regulations relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.
In connection with this offering, Foley & Lardner LLP will render an opinion that, commencing with our taxable year ending December 31, 2017, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our method of operation

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83 will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2017 and thereafter. You should be aware that Foley & Lardner LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the Service or any court, and will speak only as of the date issued. In addition, Foley & Lardner’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT will depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Foley & Lardner LLP will not review our compliance with those tests on a continuing basis. Accordingly, we cannot assure you that the actual results of our operations for any particular taxable year will satisfy such requirements. Foley & Lardner LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax (and interest) in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see the section entitled “— Failure to Qualify” below.
If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. Such tax treatment avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. However, we will be subject to U.S. federal income tax in the following circumstances:
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We will be subject to U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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We may be subject to corporate “alternative minimum tax.”

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We will be subject to tax, at the highest U.S. federal corporate income tax rate, on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

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We will be subject to a 100% tax on net income from “prohibited transactions,” which are, in general, sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

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the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

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a fraction intended to reflect our profitability.

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If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amount we actually distributed; and (b) the amounts we retained and upon which we paid income tax at the corporate level.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
•
If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “— Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the Service, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax with respect to such failure equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of  $50,000 for each such failure.

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We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

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We may be required to pay monetary penalties to the Service in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification.”

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If we acquired any asset while we were taxable as a C corporation or we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

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the amount of gain that we recognize at the time of the sale or disposition, and

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the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

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The earnings of our subsidiary entities that are C corporations, including TRSs, will be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification as a REIT
A REIT is a corporation, trust or association that satisfies each of the following requirements:
(1)
It is managed by one or more trustees or directors;

(2)
Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3)
It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e., the REIT provisions;

(4)
It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5)
At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6)
Not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

Confidential treatment requested by the registrant for its submission of this draft registration
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(7)
It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Service that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)
It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws;

(9)
It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income;

(10)
It has no undistributed earnings and profits from any non-REIT taxable year at the close of any taxable year.

We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 apply to us beginning with our 2018 taxable year. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.
We believe that we will issue sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 above. In addition, our charter provides for restrictions regarding the ownership and transfer of shares of our capital stock. The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.
To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT status. We intend to comply with these requirements.
For purposes of requirement 8, we have adopted December 31 as our year end for U.S. federal income tax purposes, and thereby satisfy this requirement.
Qualified REIT Subsidiaries.   A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a TRS. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

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Other Disregarded Entities and Partnerships.   The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire.
An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as our assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements. Initially, and until the admission of additional partners, if any, we expect our Operating Partnership to be classified as an entity disregarded from us for U.S. federal income tax purposes.
An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the entity.
In the event that a disregarded subsidiary of ours ceases to be wholly-owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the total value or total voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Gross Income Tests.”
We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.
Taxable REIT Subsidiaries.   A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more TRSs. The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a TRS. However, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary or a REIT unless we and such corporation elect to treat such corporation as a TRS. Generally, no more than 25% (20% for taxable years after 2017) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.
Unlike a qualified REIT subsidiary, the separate existence of a TRS is not ignored for U.S. federal income tax purposes and a TRS is a fully taxable corporation subject to U.S. federal corporate income tax on its earnings. We will not be treated as holding the assets of any TRS or as receiving the income earned by

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any TRS. Rather, we will treat the stock issued by any TRS as an asset and will treat any dividends paid to us from any TRS as income. This treatment may affect our compliance with the gross income tests and asset tests.
Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.
A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or other services that would give rise to income that would not qualify under the REIT rules, or the ownership of property held for sale to customers. See “— Gross Income Tests — Rents from Real Property” and “— Gross Income Tests — Prohibited Transactions.”
Gross Income Tests
We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:
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rents from real property;

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interest on debt secured by mortgages on real property or on interests in real property, and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

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dividends or other distributions on, and gain from the sale of, shares in other REITs;

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gain from the sale of real estate assets, other than gain from the sale of a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Securities Exchange Act of 1934) to the extent not secured by real property or an interest in real property, or a nonqualified publicly offered REIT debt instrument as defined under Section 856(c)(5)(L)(ii) of the Code;

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income and gain derived from foreclosure property (as described below);

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income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

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Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities (including interest and gain from nonqualified publicly offered REIT debt instruments as defined under Section 856(c)(5)(L)(ii) of the Code) or any combination of these.
Certain income items do not qualify for either gross income test. Other types of income are excluded from both the numerator and the denominator in one or both of the gross income tests. For example, gross income from the sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from “hedging transactions,” as defined in “— Hedging Transactions,” and gross income attributable to cancellation of indebtedness, or “COD,” income will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. For purposes of the 75% and 95% gross income tests, we are treated as receiving our proportionate share of our Operating Partnership’s gross income. We will monitor the amount of our non-qualifying income and will seek to manage our investment portfolio to comply at all time with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.
Dividends.   Our share of any dividends received from any corporation (including dividends from any TRS that we may form, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.
Interest.   The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:
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an amount that is based on a fixed percentage or percentages of receipts or sales; and

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an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.
Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, market discount, original issue discount, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of  (i) the date the REIT agreed to originate or acquire the loan or (ii) as discussed below, in the event of a “significant modification,” the date we modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan balance exceeds the applicable value of the real estate that secures the loan.
Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. Under the applicable Treasury Regulation (referred to as the “interest apportionment regulation”), if we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market

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value of the real property on the date that we acquired the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a mortgage loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. In Revenue Procedure 2014-51, the Service interpreted the “principal amount” of the loan for purposes of that test to be the face amount of the loan, despite the Code’s requirement that taxpayers treat any market discount (discussed below) as interest rather than principal. In the case of real estate mortgage loans secured by both real and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest income from such loan qualifies for purposes of the 75% gross income test.
Hedging Transactions.   From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain) or (3) any new transaction entered into to hedge the income or loss from a prior hedging transaction, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that we do not properly identify a hedging transaction, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.
Rents from Real Property.   To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:
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First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded, however, from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

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Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

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Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may, however, provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of  “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to tenants without tainting our rental income from the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. Further, the rent from a particular property does not qualify as “rents from real property” if  (i) the rent is considered based on the income or profits of the tenant, (ii) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying taxable REIT subsidiaries or (iii) we furnish non-customary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary.
In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.
Prohibited Transactions.   A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. No assurance, however, can be given that the Service will not successfully assert a contrary position, in which case we would be subject to the prohibited transaction tax on the sale of those assets. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the resulting imposition of the 100% prohibited transactions tax is available, however, if the following requirements are met:
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the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year or (4) either, (a) the REIT satisfies the requirements of clause (2) applied by substituting “20%” for “10%” and the “3-year average adjusted bases percentage” (as defined in the Code) for the taxable year does not exceed 10%, or (b) the REIT satisfies the requirements of clause (3) applied by substituting “20%” for “10%” and the “3-year average fair market value percentage” (as defined in the Code) for the taxable year does not exceed 10%;

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in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT or a TRS derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary although such income will be taxed to the taxable REIT subsidiary at U.S. federal corporate income tax rates.
Foreclosure Property.   We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property will qualify, however, under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:
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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

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for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

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for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered, however, to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury Department. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property);

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

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Failure to Satisfy Gross Income Tests.   We intend to monitor our sources of income, including any nonqualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are entitled to qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:
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our failure to meet those tests is due to reasonable cause and not to willful neglect; and

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following such failure for any taxable year, a schedule of the sources of our income is filed with the Service in accordance with regulations prescribed by the Secretary of the U.S. Treasury Department.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above in the section entitled “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.
Asset Tests
To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.
First, at least 75% of the value of our total assets must consist of:
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cash or cash items, including certain receivables and investments in money market funds;

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government securities;

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interests in real property, including leaseholds and options to acquire real property and leaseholds;

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interests in mortgage loans secured by real property;

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interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

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stock or shares of beneficial interest in other REITs;

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term;

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personal property leased in connection with real property if the rent attributable to such personal property is not greater than 15% of the total rent received under the lease;

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debt instruments issued by “publicly offered REITs;” and

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regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than any TRS we may own) may not exceed 5% of the value of our total assets (the “5% asset test”).
Third, of our investments not included in the 75% asset class, we may not own more than 10% of the total voting power or 10% of the total value of any one issuer’s outstanding securities (the “10% vote test” and the “10% value test,” respectively).
Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

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Fifth, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).
Sixth, not more than 25% of the value of our total assets may be represented by debt instruments of “publicly offered REITs” to the extent those debt instruments are not secured by real property or an interest in real property.
For purposes of these assets tests, we are treated as holding our proportionate share of our Operating Partnership’s assets. For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:
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“straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if  (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any “controlled TRS” hold non-” straight” debt securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

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a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

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any loan to an individual or an estate;

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any “section 467 rental agreement,” other than an agreement with a related party tenant;

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any obligation to pay “rents from real property;”

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certain securities issued by governmental entities that are not dependent in whole or in part on the profits of  (or payments made by) a non-governmental entity;

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any security (including debt securities) issued by another REIT;

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any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities issued by that partnership; or

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any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.
We intend that the assets that we will hold will satisfy the foregoing asset test requirements. We will not obtain, however, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for any mortgage loans that we may originate or acquire. Therefore, we cannot assure you that we will be able to satisfy the asset tests described above. We will monitor the status of our assets for purposes of the

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various asset tests and seek to manage our portfolio to comply at all times with such tests. No assurance, however, can be given that we will continue to be successful in this effort. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Although we seek to be prudent in making these estimates, no assurances can be given that the Service might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, would fail to qualify as a REIT.
If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification so long as:
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we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if  (i) the failure is de minimis (up to the lesser of 1% of the total value of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the Service describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the U.S. Treasury Department and (iii) pay a tax equal to the greater of  $50,000 or the product of the highest U.S. federal corporate tax rate (currently, 35%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT.
We intend that the assets that we may hold will satisfy the foregoing asset test requirements. We will monitor the status of our assets and our future acquisition of assets to ensure that we comply with those requirements, but we cannot assure you that we will be successful in this effort. No independent appraisals will be obtained to support our estimates of and conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that support our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, no assurance can be given that the Service will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.
Distribution Requirements
Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:
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the sum of:

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90% of our REIT taxable income computed without regard to the dividends paid deduction and our net capital gain, and

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90% of our after-tax net income, if any, from foreclosure property, minus

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the sum of certain items of non-cash income.

We must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or

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(ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.
In order for distributions to be counted as satisfying the annual distribution requirements for REITs other than “publicly offered” REITs, and to provide a REIT-level tax deduction for such REITs, the distributions must not be a “preferential dividend.” A distribution is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares within a particular class and (ii) in accordance with the preferences among different classes of shares as set forth in the REIT’s organizational documents. Such preferential dividend rules will not apply to our distributions if we qualify as a “publicly offered” REIT. We believe that we will be a “publicly offered” REIT.
We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:
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85% of our REIT ordinary income for such year,

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95% of our REIT capital gain income for such year, and

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any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.
We may elect to retain and pay income tax on the net long term capital gain we recognize in a taxable year. See the section above entitled “— Taxation of U.S. Holders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the REIT distribution requirements and the 4% nondeductible excise tax described above.
We intend to make timely distributions in the future sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax. It is possible that, from time to time, we may experience timing differences between the actual receipt of cash, including distributions from our subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirements. In such a situation, we may need to borrow funds or issue additional stock, or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.
In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.
Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and may be required to pay a penalty to the Service based upon the amount of any deduction we take for deficiency dividends.

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Recordkeeping Requirements
We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request, on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding shares, and we must maintain a list of those persons failing or refusing to comply with such request as part of our records. A stockholder that fails or refuses to comply with such request is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these requirements.
Failure to Qualify as a REIT
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of  $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”
If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current or accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates might be eligible for the reduced U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
Taxation of Our Operating Partnership
Our Operating Partnership currently is disregarded as a separate entity for U.S. federal income tax purposes because it is wholly owned by Innovative Industrial Properties, Inc. We may issue limited partnership units of our Operating Partnership in the future to third party partners, at which time our Operating Partnership will be treated as a partnership for tax purposes.
Under the Code, a partnership generally is not subject to U.S. federal income tax, but is required to file a partnership tax information return each year. In general, the character of each partner’s share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items in accordance with the partnership agreement and is required to take such items into account in determining such partner’s income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner’s basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale or exchange of such partner’s interest in the partnership.
As noted above, at such time as our Operating Partnership will be treated as a partnership for tax purposes, for purposes of the REIT income and asset tests, we will be treated as receiving or holding our proportionate share of our Operating Partnership’s income and assets, respectively. We control, and intend to continue to control, our Operating Partnership and intend to operate it consistently with the requirements for our qualification as a REIT.
The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which generally are effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share

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thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in the Operating Partnership being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Treasury Department. Prospective stockholders are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in the Series A Preferred Stock.
The discussion above assumes that our Operating Partnership is treated as a “partnership” for U.S. federal income tax purposes at such time as it is no longer disregarded as a separate entity for tax purposes. Generally, a domestic unincorporated entity with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. We intend to comply with one or more exceptions to treatment of our Operating Partnership as a corporation under the publicly traded partnership rules. Failure to qualify for such an exception would prevent us from qualifying as a REIT.
Taxation of U.S. Holders
The term “U.S. holder” means a beneficial owner of our shares of Series A Preferred Stock that, for U.S. federal income tax purposes, is:
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a citizen or resident of the United States;

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a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its States or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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any trust if  (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares of Series A Preferred Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our shares of Series A Preferred Stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our shares of Series A Preferred Stock by the partnership.
Taxation of Taxable U.S. Holders on Distributions on Series A Preferred Stock.   As long as we qualify as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining what portion of a distribution is attributable to current or accumulated earnings and profits, earnings and profits will first be allocated to distributions made to holders of the shares of any Series A Preferred Stock. Dividends paid to a U.S. holder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 20% tax rate for “qualified dividend income.”
The maximum tax rate for qualified dividend income received by taxpayers taxed at individual rates is 20%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “— Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income.

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As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from certain non-REIT corporations (e.g., dividends from any domestic TRSs), (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income) and (iii) attributable to income in the prior taxable year from the sales of  “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold our shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our shares of Series A Preferred Stock become ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.
A U.S. holder generally will take into account distributions that we properly designate as capital gain dividends as long-term capital gain, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held our shares of Series A Preferred Stock. Dividends designated as capital gain dividends may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. A corporate U.S. holder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. Net capital gain is generally taxable at a maximum U.S. federal income tax rate of 20%, in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gain dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholder who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.
We may elect to retain and pay income tax on the net long-term capital gain that we recognize in a taxable year. In that case, to the extent we designate such amount on a timely notice to such stockholder, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. holder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its shares of Series A Preferred Stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.
A U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s shares of Series A Preferred Stock. Instead, the distribution will be treated as a return of capital and reduce the adjusted basis of such shares of Series A Preferred Stock, which will result in recognition of an increased taxable gain or reduced taxable loss upon a subsequent disposition of such shares. A U.S. holder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her shares of Series A Preferred Stock as long-term capital gain, or short-term capital gain if the shares of Series A Preferred Stock have been held for one year or less, assuming the shares of Series A Preferred Stock are a capital asset in the hands of the U.S. holder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year, as described in “— Distribution Requirements.”
Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income.
Taxable distributions from us and gain from the disposition of shares of our Series A Preferred Stock will not be treated as passive activity income and, therefore, a U.S. holder generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which such U.S. holder is a limited partner, against such income. In addition, taxable distributions from us and gain from

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the disposition of shares of our Series A Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.
Taxation of Taxable U.S. Holders on the Disposition of Series A Preferred Stock.   In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of shares of our Series A Preferred Stock as long-term capital gain or loss if the U.S. holder has held such shares for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gain deemed distributed to the U.S. holder (discussed above) less tax deemed paid by such U.S. holder on such gains and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of shares of Series A Preferred Stock held by such holder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. holder treats as long term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of our shares of Series A Preferred Stock may be disallowed if the U.S. holder purchases our shares of Series A Preferred Stock (or substantially similar shares of stock) within 30 days before or after the disposition.
Capital Gains and Losses.   A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of  “section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gains or the accumulated depreciation on the Section 1250 property. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of shares of our Series A Preferred Stock.
With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we will designate whether such a distribution is taxable to U.S. holders taxed at individual rates at a 20% or 25% rate. The highest marginal individual income tax rate currently is 39.6%. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses, including capital losses recognized upon the disposition of our shares. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of  $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 35%). A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
If a U.S. stockholder recognizes a loss upon a disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Service. These Treasury Regulations are written quite broadly and apply to many routine and simple transactions. A reportable transaction currently includes, among other things, a sale or exchange of stock resulting in a tax loss in excess of  (a) $10 million in any single year or $20 million in any combination of years in the case of stock held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in any combination of years in the case of stock held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the Service’s Office of Tax Shelter Analysis. The penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.
Redemption of Series A Preferred Stock.   The treatment accorded to any redemption by the Company for cash (as distinguished from a sale, exchange or other disposition) of the Series A Preferred Stock can

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only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of Series A Preferred Stock will recognize capital gain or loss measured by the difference between the amount received by the holder of Series A Preferred Stock upon the redemption and such holder’s adjusted tax basis in the Series A Preferred Stock redeemed (provided the Series A Preferred Stock are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the holder’s interest in our stock under Section 302(b)(2) of the Code (which will not be the case if only Series A Preferred Stock are redeemed, since they generally do not have voting rights), or (iii) is “not essentially equivalent to a dividend” with respect to the holder of Series A Preferred Stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Series A Preferred Stock owned by the holder of Series A Preferred Stock, but also such holder’s ownership of common shares, other series of our preferred stock (including depositary shares representing fractional interests in our preferred stock) and any other options (including share purchase rights) to acquire any of the foregoing. The holder of Series A Preferred Stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.
If a particular holder of Series A Preferred Stock owns (actually or constructively) none of our common shares or an insubstantial percentage of our outstanding common shares, based upon current law, it is probable that the redemption of Series A Preferred Stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Series A Preferred Stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation.
If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series A Preferred Stock will be treated as a dividend on the Series A Preferred Stock to the extent of our current or accumulated earnings and profits. If the redemption is taxed as a dividend, the holder’s adjusted tax basis in the Series A Preferred Stock will be transferred to any other shares held by the holder. If the holder of Series A Preferred Stock owns none of our other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.
Under proposed Treasury Regulations, if any portion of the amount received by a U.S. holder on a redemption of our Series A Preferred Stock is treated as a distribution with respect to such stock but not as a taxable dividend, then such portion will be allocated to all shares of Series A Preferred Stock held by the redeemed stockholder just before the redemption on a pro-rata, share-by-share, basis. The amount applied to each share will first reduce the redeemed U.S. holder’s basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If the redeemed stockholder has different bases in its shares of Series A Preferred Stock, then the amount allocated could reduce some of the basis in certain shares of Series A Preferred Stock while reducing all the basis and giving rise to taxable gain in others. Thus, the redeemed U.S. holder could have gain even if such U.S. holder’s basis in all its shares of Series A Preferred Stock exceeded such portion. The proposed Treasury Regulations permit the transfer of basis in the redeemed shares of Series A Preferred Stock to the redeemed U.S. holder’s remaining, unredeemed shares of Series A Preferred Stock (if any), but not to any other class of shares held (directly or indirectly) by the redeemed U.S. holder. Instead, any unrecovered basis in the redeemed shares of Series A Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury Regulations would be effective for transactions that occur after the date the regulations are published as final Treasury Regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury Regulations will ultimately be finalized.
Conversion of Series A Preferred Stock.   Except as provided below, (i) a U.S. holder generally will not recognize gain or loss upon the conversion of the Series A Preferred Stock into our common shares, and (ii) a U.S. holder’s basis and holding period in our common shares received upon conversion generally will be the same as those of the converted Series A Preferred Stock (but the basis in the shares of the common stock received upon conversion will be reduced by the portion of adjusted tax basis allocated to any fractional share exchanged for cash). Any of our common shares received in a conversion that are attributable to accrued and unpaid dividends on the converted Series A Preferred Stock will be treated as a

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distribution that is potentially taxable as a dividend. Cash received upon conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the stockholder has held the Series A Preferred Stock for more than one year at the time of conversion. Prospective stockholders are urged to consult with their tax advisors regarding the federal income tax consequences of any transaction by which such holder exchanges shares received on a conversion of Series A Preferred Stock for cash or other property.
Information Reporting Requirements and Withholding.   We or the applicable withholding agent will report to U.S. holders and to the Service the amount and the tax character of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions unless such holder:
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is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

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provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. holder’s U.S. federal income tax liability if certain required information is timely furnished to the Service. U.S. holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding. In addition, the applicable withholding agent may be required to withhold a portion of distributions to any U.S. holders who fail to certify their U.S. status.
Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate generally will be imposed on dividends received by U.S. holders who own our capital stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for payments made after December 31, 2018, on proceeds from the sale of our capital stock by U.S. holders who own our capital stock through foreign accounts or foreign intermediaries. We will not pay any additional amounts in respect of amounts withheld.
Taxation of Non-U.S. Holders
The term “non-U.S. holder” means a beneficial owner of our shares of Series A Preferred Stock that is not a U.S. holder or a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of our shares of Series A Preferred Stock, including any reporting requirements.
Taxation of Distributions on Series A Preferred Stock.   A non-U.S. holder that receives a distribution from us that is not attributable to gain from our sale or exchange of  “United States real property interests,” as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. If a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the distribution will not incur the 30% withholding tax, but the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions and also may

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be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder. In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares of Series A Preferred Stock. It is expected that the applicable withholding agent will withhold U.S. income tax at the rate of 30% on the gross amount of any distribution that we do not designate as a capital gain distribution or retained capital gain and is paid to a non-U.S. holder unless either:
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a lower treaty rate applies and the non-U.S. holder files with the applicable withholding agent an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced rate, or

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the non-U.S. holder files with the applicable withholding agent an IRS Form W-8ECI claiming that the distribution is effectively connected income.

Capital gain dividends received or deemed received by a non-U.S. holder from us that are not attributable to gain from our sale or exchange of  “United States real property interests,” as defined below, are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. holder’s investment in our shares of Series A Preferred Stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder (in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain) or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. holder will be subject to a 30% tax on the individual’s net capital gain for the year).
A non-U.S. holder will not incur tax on a distribution on the shares of Series A Preferred Stock in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted tax basis of its shares of Series A Preferred Stock. Instead, the excess portion of the distribution will reduce such non-U.S. holder’s adjusted tax basis of its shares of Series A Preferred Stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of Series A Preferred Stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its shares of Series A Preferred Stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, it is expected that the applicable withholding agent normally will withhold tax on the entire amount of any distribution at the same rate applicable to withholding on a dividend. To the extent that we do not do so, we nevertheless may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. However, a non-U.S. holder may obtain a refund of amounts that the applicable withholding agent withheld if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from our sale or exchange of  “United States real property interests” under special provisions of the U.S. federal income tax laws known as “FIRPTA.” The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-U.S. holder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless a non-U.S. holder qualifies for the exception described in the next paragraph, the applicable withholding agent must withhold 35% of any such distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against such holder’s tax liability for the amount withheld.
Capital gain distributions on our shares of Series A Preferred Stock that are attributable to our sale of real property will be treated as ordinary dividends, rather than as gain from the sale of a United States real property interest, if  (i) our shares of Series A Preferred Stock are “regularly traded” on an established securities market in the United States and (ii) the non-U.S. holder does not own more than 10% of our shares of Series A Preferred Stock during the one-year period preceding the distribution date. As a result,

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non-U.S. holders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We believe that our shares of Series A Preferred Stock will be treated as being regularly traded on an established securities market in the United States after this offering. If our shares of Series A Preferred Stock are not regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 10% of our Series A Preferred Stock at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA. Moreover, if a non-U.S. holder disposes of our Series A Preferred Stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our Series A Preferred Stock within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. holder, then such non-U.S. holder will be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.
Taxation of the Disposition of Series A Preferred Stock.   A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our shares of Series A Preferred Stock as long as we are not a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are United States real property interests, then the REIT will be a United States real property holding corporation. We may be a United States real property holding corporation based on our investment strategy. In that case, gains from the sale of our shares of Series A Preferred Stock by a non-U.S. holder could be subject to a FIRPTA tax. However, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our shares of Series A Preferred Stock if we were a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. persons.
If our Series A Preferred Stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. holder sells shares of our Series A Preferred Stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if  (i) our Series A Preferred Stock is treated as regularly traded under applicable Treasury Regulations on an established securities market and (ii) the non-U.S. holder owned, actually or constructively, 10% or less of our Series A Preferred Stock at all times during a specified testing period. As noted above, we anticipate that our Series A Preferred Stock will be treated as being regularly traded on an established securities market following this offering. If the gain on the sale of our Series A Preferred Stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.
In addition, distributions to “qualified shareholders” (generally, certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds,” or entities all of the interests of which are held by “qualified foreign pension funds,” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Conversion of Series A Preferred Stock.   Except as provided below, a non-U.S. holder generally will not recognize gain or loss upon the conversion of our Series A Preferred Stock into our common stock, provided that shares of our Series A Preferred Stock do not constitute “United States real property interests” within the meaning of FIRPTA. Even if our Series A Preferred Stock constitutes a “United States real property interest,” provided our common stock also constitutes a “United States real property interest,” a non-U.S. holder generally will not recognize gain or loss upon a conversion of our Series A Preferred Stock into our common stock so long as certain FIRPTA-related reporting requirements are satisfied. If our Series A Preferred Stock constitutes a “United States real property interest” and such requirements are not satisfied, however, a conversion will be treated as a taxable exchange of our Series A Preferred Stock for our common stock. Such a deemed taxable exchange will be subject to tax under

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FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (e.g., a corporate or a non-corporate stockholder, as the case may be) on the excess, if any, of the fair market value of such non-U.S. holder’s common stock received over such non-U.S. holder’s adjusted basis in its Series A Preferred Stock. Collection of such tax will be enforced by a refundable withholding tax at a rate of 15% of the value of the common stock received upon conversion. Any shares of common stock received in a conversion that are attributable to accumulated and unpaid dividends on the converted shares of Series A Preferred Stock will be treated as a distribution on our shares as described under “— Taxation of Non-U.S. Holders — Taxation of Distributions on Series A Preferred Stock.” Cash received upon conversion in lieu of a fractional share of common stock generally will be treated as a payment in a taxable exchange for such fractional share of common stock as described under “— Taxation of Non-U.S. Holders — Taxation of the Disposition of Series A Preferred Stock.” Non-U.S. holders are urged to consult with their tax advisors regarding the federal income tax consequences of any transaction by which such non-U.S. holder exchanges shares of our common shares received on a conversion of shares of our Series A Preferred Stock for cash or other property.
Redemption of Series A Preferred Stock.   For a discussion of the treatment of a redemption of shares of our Series A Preferred Stock for cash, see “— Taxation of U.S. Holders — Redemption of Series A Preferred Stock.” If a non-U.S. holder receives our common stock on redemption, a non-U.S. holder generally will not recognize gain or loss in respect of the receipt of such common stock, unless (i) the fair market value of the common stock such non-U.S. holder receives is in excess of the liquidation value of the Series A Preferred Stock surrendered, in which case such excess may be treated as a distribution potentially taxable as a dividend, or (ii) a non-U.S. holder would have been subject to tax under FIRPTA upon a sale or exchange of Series A Preferred Stock but would not be subject to tax under FIRPTA upon a sale or exchange of the common stock received therefor, in which case such non-U.S. holder should be treated as receiving the fair value of the common stock in an exchange subject to tax as described in “Taxation of Non-U.S. Holders — Taxation of the Disposition of Series A Preferred Stock.” In addition, even if a non-U.S. holder receives cash on redemption, if such non-U.S. holder continues to hold equity in us, it is possible the receipt of cash could also be treated as a distribution, which would be taxable as a dividend to the extent the distribution is considered to be paid out of our earnings and profits.
If the public offering price per share of the Series A Preferred Stock is lower than the price at which the Series A Preferred Stock may be redeemed under certain circumstances (or if a non-U.S. stockholder is considered to have subscribed for its Series A Preferred Stock for less than the public offering price), this difference in price (the “redemption premium”) may be treated as a constructive distribution under Section 305(c) of the Code, unless the redemption premium is less than a statutory de minimis amount. The allocation of our earnings and profits to any constructive distributions described above is unclear. We believe it would be reasonable to take the position that any such constructive distributions should be allocated earnings and profits after the allocation of earnings and profits with respect to distributions on the Series A Preferred Stock. Accordingly, unless our earnings and profits for a year exceed the sum of the dividends on the Series A Preferred Stock for such year, we do not expect to treat any such constructive distributions to be considered paid out of earnings and profits in such year, with the result that we do not expect to withhold on any such distributions in such years. However, it is possible that any such constructive distributions on Series A Preferred Stock could be considered paid out of our earnings and profits if the Service were to disagree with the manner in which we intend to allocate earnings and profits. The amount of any redemption premium would be subject to withholding as described above as the redemption premium accrues.
Information Reporting Requirements and Withholding.   Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder provided that the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the applicable withholding agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with

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the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. holder of shares of Series A Preferred Stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is timely furnished to the Service. Non-U.S. holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.
Legislative or Other Actions Affecting REITs
The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our shares of Series A Preferred Stock.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a U.S. federal withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. If we determine withholding is appropriate in respect of our Series A Preferred Stock, we may withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, under delayed effective dates provided for in the Treasury Regulations and other guidance from the Service, such required withholding will not begin until January 1, 2019 with respect to gross proceeds from a sale or other disposition of our Series A Preferred Stock.
If withholding is required under FACTA on a payment, holders of our Series A Preferred Stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the Service to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective stockholders should consult their own tax advisors regarding the effect of FATCA on an investment in our Series A Preferred Stock.
State, Local and Foreign Taxes
We and/or our subsidiaries and stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we, our subsidiaries, or our stockholders transact business, own property or reside. We or our subsidiaries may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment of us and our stockholders may differ from the U.S. federal income tax treatment of us and our stockholders described above. Consequently, prospective holders of Series A Preferred Stock should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws upon an investment in our shares of Series A Preferred Stock.

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ERISA CONSIDERATIONS
The following is a summary of some considerations associated with the purchase and holding of our Series A Preferred Stock or common stock by (i) an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, that is subject to Title I of ERISA, (ii) a plan (as defined in Section 4975 of the Code), which is subject to Section 4975 of the Code (including IRAs and Keogh plans) or (iii) any entity deemed to hold plan assets of any of the foregoing by virtue of the plan’s investment in the entity (each such plan, account and entity described above is referred to herein as a “Plan”), or any employee benefit plan that is subject to any federal, state, local or other law that is substantially similar to the foregoing provisions of ERISA and the Code (Similar Law). This summary is based on current provisions of ERISA and the Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.
General Fiduciary Obligations
Under ERISA and the Code, a person generally is a fiduciary with respect to a Plan if, among other things, the person has discretionary authority or control over the administration of the Plan or the management or disposition of Plan assets or provides investment advice for a fee or other compensation with respect to the Plan. Each fiduciary of Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Code, such as an IRA, seeking to invest plan assets in our shares of Series A Preferred Stock or common stock must consider, taking into account the facts and circumstances of each such Plan, among other matters:
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whether the investment is consistent with the applicable provisions of ERISA and the Code;

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whether, under the facts and circumstances pertaining to the Plan in question, the fiduciary’s responsibility to the Plan has been satisfied;

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whether the investment will produce an unacceptable amount of  “unrelated business taxable income” (UBTI) to the Plan; and

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the need to value the assets of the Plan annually.

Under ERISA, a Plan fiduciary’s responsibilities include the following duties:
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to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

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to invest plan assets prudently;

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to diversify the investments of the plan, unless it is clearly prudent not to do so;

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to ensure sufficient liquidity for the plan;

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to ensure that plan investments are made in accordance with plan documents; and

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to consider whether an investment would constitute or give rise to a non-exempt prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan. In considering an investment in our common stock, a Plan fiduciary should consider whether such an investment is appropriate for the Plan, taking into account such fiduciary obligations described above.
Prohibited Transactions
Generally, both ERISA and the Code prohibit Plans from engaging in certain transactions involving Plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets, unless an exemption

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is available. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Code. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of a Plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code, including an obligation to restore to the Plan any profits they realized as a result of the transaction or breach and make up for any losses incurred by the Plan as a result of the transaction or breach. With respect to an IRA that invests in our securities, the occurrence of a non-exempt prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Code. Accordingly, the fiduciary of a Plan or any other person making investment decisions for a Plan should consider the application of the prohibited transaction rules (and the available exemptions, if any) of ERISA and the Code prior to making any decision to purchase and hold shares of our Series A Preferred Stock or common stock. There can be no assurance that the conditions of any of the available prohibited transaction exemptions will satisfied. In addition, if we are deemed to hold plan assets (as described below), our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Code with respect to investing Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Plan investor, we might be a disqualified person or party-in-interest with respect to such Plan investor, resulting in a non-exempt prohibited transaction merely upon investment by such Plan in our shares of Series A Preferred Stock or common stock.
Plan Asset Considerations
In order to determine whether an investment in our shares of Series A Preferred Stock or common stock by a Plan creates or gives rise to the potential for either non-exempt prohibited transactions or a commingling of assets as referred to above, a Plan fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing Plan and subject to ERISA. Section 3(42) of ERISA defines the term “plan assets” to mean plan assets as defined in regulations (the Plan Assets Regulation) promulgated by the Department of Labor. These regulations provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Plan when the Plan invests in that entity. Under the Plan Assets Regulation, the assets of an entity in which a Plan makes an equity investment will generally be deemed to be assets of the Plan, unless one of the exceptions to this general rule applies.
In the event that our underlying assets were treated as the assets of investing Plans, our management would be treated as fiduciaries with respect to each Plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to our advisors, and expose the fiduciary of the Plan to co-fiduciary liability under ERISA for any breach by our advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.
If our advisor or its affiliates were treated as fiduciaries with respect to Plan stockholders, the prohibited transaction restrictions of ERISA and the Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Plan stockholders with the opportunity to sell their shares to us or we might dissolve.
The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a Plan investing therein unless the entity satisfies one of the exceptions to the general rule.
Exception for “Publicly-Offered Securities.”   If a Plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:
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sold as part of a public offering registered under the Securities Act of 1933, as amended, and be part of a class of securities registered under the Securities Exchange Act of 1934, as amended, within a specified time period;

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part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

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“freely transferable.”

Our shares of Series A Preferred Stock are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and are part of a class that will be registered under the Securities Exchange Act of 1934 within the specified period. In addition, we anticipate having in excess of 100 independent stockholders; however, having 100 independent stockholders is not a condition to our selling shares in this offering.
Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:
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any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

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any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

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any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

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any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

Our structure has been established with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation, however, there is no assurance that our shares will meet such requirement. Accordingly, while we anticipate that, from and after the date we make our first investment, our shares of Series A Preferred Stock would satisfy the “publicly-offered securities” exception, we cannot provide any assurance that we will, in fact, meet the requirements for such exception.
Exception for Insignificant Participation by Plan Investors.   The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Plan investing in such entity if equity participation in the entity by employee benefit plans, including Plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by Plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Plan investors. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. We cannot provide any assurance that Plan investors will hold less than 25% of the value of our shares of Series A Preferred Stock.
Other Prohibited Transactions
Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, our advisors, any selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Plan with respect to which any of the above persons is a fiduciary.
Further, certain employee benefit plans, such as governmental, non-U.S. or church plans) generally are not subject to the requirements of Title I of ERISA of relevant Code provisions, provided, however, such plans may be subject to Similar Laws that affect their ability to acquire or hold shares of our common stock. Such plans should consult their own advisors regarding the applicability of any such Similar Laws.

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Representation
By acceptance of any shares of our Series A Preferred Stock , each purchaser and subsequent transferee of a share will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares constitutes assets of any Plan or a plan subject to Similar Law or (ii) the purchase and holding of the shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.
The sale of shares of our Series A Preferred Stock to a Plan is in no respect a representation by us or any other person associated with the offering that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
The preceding discussion is only a summary of certain ERISA and Code implications of an investment in the securities and does not purport to be complete. Prospective investors should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances.
Each purchaser or transferee that is or is acting on behalf of a Plan or a plan subject to Similar Law should consult with its legal advisor concerning the potential consequences to the Plan under ERISA, Section 4975 of the Code or applicable Similar Law of an investment in our shares of Series A Preferred Stock.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
UNDERWRITING
Ladenburg Thalmann & Co. Inc. is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our Operating Partnership and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Series A Preferred Stock set forth opposite its name below.
Underwriter	Number of Shares
Ladenburg Thalmann & Co. Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Series A Preferred Stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares of Series A Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of Series A Preferred Stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
We expect that delivery of the Series A Preferred Stock will be made against payment thereof on or about            , 2017, which will be the fifth business day following the pricing of the Series A Preferred Stock (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Stock on the date of pricing or the next business day will be required, by virtue of the fact that the Series A Preferred Stock initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock on the date of pricing of the Series A Preferred Stock or the next business day should consult their own advisor.
Commissions and Discounts
The representative has advised us that the underwriters propose initially to offer the shares of Series A Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of  $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of  $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
The expenses of the offering payable by us, exclusive of the underwriting discount, are approximately $     . We have agreed to reimburse the underwriters for fees and expenses of counsel up to $      related to the review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the shares of Series A Preferred Stock in this offering and up to $      related to the preparation of a “blue sky” memorandum.
Overallotment Option
We have granted an option to the underwriters to purchase up to        additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of the Series A Preferred Stock proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
Pursuant to the underwriting agreement, we have agreed not to sell or transfer any shares of Series A Preferred Stock or any equity securities similar to or ranking on par with or senior to the Series A Preferred Stock or any securities convertible into or exchangeable or exercisable for the Series A Preferred Stock or similar, parity or senior equity securities for a period of         days after the date of this prospectus without first obtaining the written consent of Ladenburg Thalmann & Co. Inc., the representative of the underwriters. Specifically, we have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any shares of Series A Preferred Stock;

•
sell any option or contract to purchase any shares of Series A Preferred Stock;

•
purchase any option or contract to sell any shares of Series A Preferred Stock;

•
grant any option, right or warrant for the sale of any shares of Series A Preferred Stock;

•
lend or otherwise transfer or dispose of any shares of Series A Preferred Stock;

•
file or cause to be filed any registration statement with respect to any of the foregoing; or

•
enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Series A Preferred Stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of Series A Preferred Stock or any equity securities similar to or ranking on par with or senior to the Series A Preferred Stock or any securities convertible into or exercisable or exchangeable for the Series A Preferred Stock or similar, parity or senior equity securities.
New York Stock Exchange Listing
No market currently exists for the Series A Preferred Stock. We intend to apply to list the Series A Preferred Stock on the NYSE under the symbol “IIPRPrA.” If the application is approved, trading of the Series A Preferred Stock is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock. The underwriters have advised us that they intend to make a market in the Series A Preferred Stock prior to commencement of any trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Preferred Stock.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares of Series A Preferred Stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series A Preferred Stock. However, the representative may engage in transactions that have the effect of stabilizing the price of the Series A Preferred Stock, such as purchases that peg, fix or maintain that price.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
In connection with the offering, the underwriters may purchase and sell our Series A Preferred Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series A Preferred Stock or preventing or retarding a decline in the market price of our Series A Preferred Stock. As a result, the price of our Series A Preferred Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series A Preferred Stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions. Ladenburg Thalmann & Co. Inc. acted as an underwriter in our initial public offering, which closed on December 5, 2016, and received a structuring fee and customary underwriting discounts and commissions in connection therewith.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Sales Outside the United States
No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the Series A Preferred Stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Series A Preferred Stock in any jurisdiction where action for that purpose is required. Accordingly, the Series A Preferred Stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the Series A Preferred Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Each of the underwriters may arrange to sell Series A Preferred Stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
LEGAL MATTERS
Certain legal matters in connection with this offering will be passed upon for us by Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by DLA Piper LLP (US).
EXPERTS
The consolidated financial statements as of December 31, 2016 and for the period from June 15, 2016 (date of incorporation) through December 31, 2016 incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
The financial statements of PharmaCann LLC as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016 and December 31, 2015 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Martin, Hood, Friese & Associates, LLC, independent auditor, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.
The financial statements of Holistic Industries LLC as of December 31, 2016 and December 31, 2015 and for the year ended December 31, 2016 and period from July 1, 2015 (inception) through December 31, 2015 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Grossberg Company LLP, independent auditor, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act.
We will provide to each person, including any beneficial owner, to whom our prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into our prospectus but not delivered with our prospectus. To receive a free copy of any of the documents incorporated by reference in our prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
Innovative Industrial Properties, Inc.
11440 West Bernardo Court, Suite 220
San Diego, California 92127
Attn: Secretary
(858) 997-3332
We maintain a website at www.innovativeindustrialproperties.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.
We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of the Series A Preferred Stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of the Series A Preferred Stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83 public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

       Shares
     % Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)
PROSPECTUS
Ladenburg Thalmann
           , 2017

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 31.
Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions) we will incur in connection with the issuance and distribution of the securities to be registered pursuant to this registration statement. All amounts other than the SEC registration fee and FINRA filing fee have been estimated.

SEC registration fee	$
FINRA filing fee
NYSE listing fee
Printing and mailing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent fees
Miscellaneous
Total	$

Item 32.
Sales to Special Parties.

None.
Item 33.
Recent Sales of Unregistered Securities

On June 15, 2016, we issued 508,065 shares of our Class B common stock to our founders, including certain of our executive officers and directors, in connection with the initial capitalization of our company for an aggregate purchase price of  $508. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder. Each of our founders entered into a redemption agreement with us pursuant to which such shares of Class B common stock were redeemed by us for $0.001 per share and cancelled immediately before the closing of our initial public offering in December 2016.
Item 34.
Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
•
act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
•
in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:
•
written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•
a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•
any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•
any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company, in any of the capacities described above and any employee or agent of our company or a predecessor of our company.
We have entered into indemnification agreements with each of our executive officers and directors, and expect to enter into indemnification agreements with future executive officers and directors, that provide for indemnification to the maximum extent permitted by Maryland law.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 35.
Treatment of Proceeds from Stock Being Registered.

Not applicable.
Item 36.
Financial Statements and Exhibits

(a) Financial Statements.   The financial statements set forth in the documents that are incorporated by reference as part of the prospectus included in this registration statement are set forth in the section of the prospectus entitled “Incorporation by Reference.”
(b) Exhibits.   See Exhibit Index below.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Item 37.
Undertakings

(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)
The undersigned Registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, state of California, on the             day of            , 2017.
INNOVATIVE INDUSTRIAL PROPERTIES, INC.
By:
Paul Smithers
President and Chief Executive Officer
SPECIAL POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints Alan Gold and Paul Smithers, and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
NAME	CAPACITY	DATE
Alan Gold	Executive Chairman	, 2017
Paul Smithers	President and Chief Executive Officer (Principal Executive Officer)	, 2017
Catherine Hastings	Chief Financial Officer, Chief Accounting Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	, 2017
Gary Kreitzer	Vice Chairman	, 2017
Scott Shoemaker	Director	, 2017
David Stecher	Director	, 2017

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
EXHIBIT INDEX
The following exhibits are included in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).
Exhibit Number	Description of Exhibit
1.1**	Form of Underwriting Agreement
3.1	Second Articles of Amendment and Restatement of Innovative Industrial Properties, Inc.(1)
3.2**	Form of Articles Supplementary of Innovative Industrial Properties, Inc.
3.3	Amended and Restated Bylaws of Innovative Industrial Properties, Inc.(2)
4.1	Form of Certificate for Common Stock.(2)
5.1**	Opinion of Foley & Lardner LLP (including consent of such firm)
8.1**	Tax Opinion of Foley & Lardner LLP (including consent of such firm)
10.1	Agreement of Limited Partnership of IIP Operating Partnership, LP.(2)
10.2+	2016 Omnibus Incentive Plan.(2)
10.3+	Form of Restricted Stock Award Agreement for Officers.(3)
10.4+	Form of Restricted Stock Award Agreement for Directors.(3)
10.5+	Form of Indemnification Agreement between Innovative Industrial Properties, Inc. and each of its Directors and Officers.(2)
10.6+	Form of Restricted Stock Purchase Agreement dated June 15, 2016 between Innovative Industrial Properties, Inc. and the purchaser named therein.(2)
10.7+	Form of Redemption Agreement between Innovative Industrial Properties, Inc. and the holder named therein.(2)
10.8+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Alan Gold.(4)
10.9+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Paul Smithers.(4)
10.10+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Robert Sistek.(4)
10.11+	Severance and Change of Control Agreement dated as of January 18, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Brian Wolfe.(4)
10.12+	Severance and Change of Control Agreement dated as of June 7, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Catherine Hastings.(5)
10.13+	Employment Transition Agreement dated as of June 30, 2017 among Innovative Industrial Properties, Inc., IIP Operating Partnership, LP and Robert Sistek.(6)
10.14	Funding Agreement between Innovative Industrial Properties, Inc. and IGP Advisers LLC.(2)
10.15	Consulting Agreement between Innovative Industrial Properties, Inc. and IGP Advisers LLC.(2)
10.16	Purchase Agreement dated as of August 22, 2016 between IIP Operating Partnership, LP and PharmaCann LLC.(2)
10.17	Amendment No. 1 dated September 16, 2016 to Purchase Agreement dated as of August 22, 2016 between IIP Operating Partnership, LP and PharmaCann LLC.(2)
10.18	Amendment No. 2 dated November 23, 2016 to Purchase Agreement dated as of August 22, 2016, as amended, between IIP Operating Partnership, LP and PharmaCann LLC.(2)

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83
Exhibit Number	Description of Exhibit
10.19	Lease Agreement, dated as of December 19, 2016, between IIP-NY 1 LLC and PharmaCann LLC.(7)
10.20	Purchase and Sale Agreement and Joint Escrow Instructions dated as of May 1, 2017 between IIP Operating Partnership, LP and PGHI LLC.(8)
10.21	Lease Agreement, dated as of May 26, 2017, between IIP-MD 1 LLC and Holistic Industries LLC.(9)
21.1**	List of Subsidiaries of Innovative Industrial Properties, Inc.
23.1**	Consent of Foley & Lardner LLP (included in Exhibit 5.1)
23.2**	Consent of Foley & Lardner LLP (included in Exhibit 8.1)
23.3**	Consent of BDO USA, LLP.
23.4**	Consent of Martin, Hood, Friese & Associates, LLC.
23.5**	Consent of Grossberg Company LLP.

**
To be filed by amendment.

+
Indicates management contract or compensatory plan.

(1)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on January 27, 2017.

(2)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Registration Statement on Form S-11, as amended (File No. 333-214148), filed with the SEC on October 17, 2016.

(3)
Incorporated by reference to Innovative Industrial Properties, Inc.’s Registration Statement on Form S-8 (File No. 333-214919), filed with the SEC on December 6, 2016.

(4)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on January 24, 2017.

(5)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on June 8, 2017.

(6)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on July 3, 2017.

(7)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2016.

(8)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on May 4, 2017.

(9)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Current Report on Form 8-K filed with the SEC on May 30, 2017.

(10)
Incorporated herein by reference to Innovative Industrial Properties, Inc.’s Annual Report on Form 10-K filed with the SEC on March 23, 2017.